UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2023

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2023 to March 31, 2023)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd.	Management and operation of customer centers
	Service Top Co., Ltd.	Maintenance and operation of customer centers
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business
Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SK M&Service Co., Ltd.	Provision of database and online information

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

2

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to maintain stable growth in the sales of its wireless business based on a solid increase in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and leveraging the stabilization of market competition.

The Company has been providing its customers with various subscription packages through “T Universe,” the Company’s subscription business, in partnership with domestic and international businesses. In addition, the Company is continually updating key functions and technologies of “A. (Adot),” the world’s first commercialized Korean language GPT-3-based service, in preparation of A.’s official service launch, while further strengthening the social and community functions of “ifland” with a goal to transform it into a globally leading metaverse service.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of artificial intelligence (“AI”) are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

(Unit: in 1,000 persons)
Classification		As of March 31, 2023	As of December 31,
			2022	2021
Number of subscribers	SK Telecom	30,552	30,452	29,696
	Others (KT, LG U+)	32,951	32,676	31,869
	MVNO	13,633	12,829	10,355
	Total	77,136	75,957	71,920

*	Source: Wireless telecommunications service data from the MSIT as of March 31, 2023.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

3

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of March 31, 2023	As of December 31,
		2022	2021
Mobile communication services	48.1	48.2	48.2

*	Source: Wireless telecommunications service data from the MSIT as of March 31, 2023.

E.	Competitive Strengths

The Company successfully completed the Spin-off of SK Square Co., Ltd. from SK Telecom (the “Spin-off”) in 2021 to maximize shareholder value and launched “SKT 2.0.” Concurrently, the Company reorganized its business to center around five major business areas and is seeking maximization of overall corporate value by establishing and executing strategies optimized for each business segment and pursuing growth in each segment.

For the three months ended March 31, 2023, the Company recorded Won 4.37 trillion in operating revenue and Won 0.49 trillion in operating profit on a consolidated basis. The Company is continuing to enhance its profitability by leveraging its competitiveness in fixed-line and wireless telecommunications services and rapid progress in new businesses such as B2B.

SK Telink Co., Ltd. (“SK Telink”), a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband Co., Ltd. (“SK Broadband”) including fixed-line and wireless telecommunications products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Overview

For the three months ended March 31, 2023, SK Broadband recorded Won 1.06 trillion in revenue on a consolidated basis, which represented a 3.5% increase from Won 1.03 trillion for the three months ended March 31, 2022. Such increase was primarily attributable to the growth of SK Broadband’s media business resulting from an increase in the number of subscribers and the growth of its B2B business resulting from, among other things, the operation of new data centers.

4

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the three months ended March 31, 2023, SK Broadband’s media business segment recorded Won 0.47 trillion in revenue, which represented a 0.4% increase compared to the three months ended March 31, 2022. For the three months ended March 31, 2023, the fixed-line business segment recorded Won 0.59 trillion in revenue, which represented an 6.1% increase compared to the three months ended March 31, 2022.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. SK Broadband engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in demand for home mobile networks using Wi-Fi and an increased consumption of large media content, such as high-definition media streaming.

In the paid broadcasting market, competition for content has been intensifying, at the center of which are large over-the-top operators with strength in exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services powered by new technologies including AI and metaverse. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

5

C.	Growth Potential

			(Unit: in persons)
Classification		As of March 31,	As of December 31,
		2023	2022	2021
Fixed-line Subscribers	High-speed Internet	23,696,111	23,537,333	22,944,268
	Fixed-line telephone	11,449,148	11,621,413	12,211,954
	IPTV	20,203,451	20,203,451	19,346,812
	Cable TV	12,824,704	12,824,704	12,986,039

*	Source: MSIT website.
*

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of March 31, 2023, while IPTV and cable TV subscribers represent the average number of subscribers in the first half of 2022.

D.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. Overall, the telecommunications services market is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunications services.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2023	2022	2021
High-speed Internet (including resales)	28.5	28.5	28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.9	17.8	17.5
IPTV	30.9	30.9	30.6
Cable TV	22.2	22.2	22.2

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	Since April 2021, VoIP subscribers of SK Telink have been included in the total clients of the Company.
*

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of March 31, 2023 and market shares of IPTV and Cable TV represent the average market shares in the first half of 2022.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

[Other Businesses]

A.	Overview

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

6

In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio.

In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
	As of March 31,		As of December 31,
	2023		2022		2021
Classification	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	26,273,862	78%	27,078,021	79%	27,126,972	80%
Fixed-line	6,765,769	20%	6,588,076	19%	6,319,019	19%
Other	792,431	2%	762,028	2%	462,021	1%

Subtotal	33,832,062	100%	34,428,124	100%	33,908,011	100%

Consolidation Adjustment	(3,292,369)	—	(3,119,862)	—	(2,996,734)	—

Total	30,539,693	—	31,308,262	—	30,911,277	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2023		For the year ended December 31,
			2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	3,249,918	74%	12,942,316	75%	12,718,473	76%
Fixed-line	978,257	23%	3,812,989	22%	3,677,706	22%
Other	144,052	3%	549,668	3%	352,406	2%

Total	4,372,227	100%	17,304,973	100%	16,748,585	100%

C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2023		For the year ended December 31,
			2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	423,354	85%	1,334,306	81%	1,123,147	78%
Fixed-line	81,977	17%	311,083	19%	294,070	21%
Other	(8,285)	(2)%	(2,102)	0%	14,550	1%

Subtotal	497,046	100%	1,643,287	100%	1,431,767	100%

Consolidation Adjustment	(2,267)	—	(31,216)	—	(44,605)	—

Total	494,778	—	1,612,070	—	1,387,162	—

7

3. Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the three months ended March 31, 2023		For the year ended December 31,
						2022		2021
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	3,249,918	74%	12,942,316	75%	12,718,473	76%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	978,257	23%	3,812,989	22%	3,677,706	22%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	144,052	3%	549,668	3%	352,406	2%

Total				4,372,227	100%	17,304,973	100.0%	16,748,585	100%

4. Price Trends for Major Products

[Wireless Business]

As of March 31, 2023, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 8 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

In July 2022, SK Broadband launched the “Nowadays Home Integration Plan,” which provides discounts for users subscribing to the Internet and IPTV (including telephone) services. The plan combines and simplifies the existing fixed-line integration plans (including “Home Integration Plan” and “Core Fee Plan”). The amount of discount varies by the Internet plan (at a speed of 100M/500M or higher). As for the Internet plan, the amount of discount ranges from Won 1,100 to Won 5,500, whereas the amount of discount for the IPTV plan is set as Won 2,200. A VOD coupon (Won 3,300/month) is additionally provided to customers who subscribe to premium internet plans and “B tv All” or higher IPTV plans.

In addition, in order to facilitate customers’ understanding of its service, SK Broadband modified some of the names of its Internet and IPTV products. English in the names were replaced with Korean, and the names were also changed to better reflect the characteristics of the products. For instance, “Wifi” was replaced with the Korean transcription of Wifi, and “Smart internet” was renamed to “Remote Care Internet.” As for IPTV, “B tv New Basic” was renamed to “B tv Economy,” and “B tv Choice” was renamed to “B tv Mini.”

In September 2022, SK Broadband launched the “Nowadays Family Integration” plan, which provides a discount for users from the same family subscribing to the Internet, mobile and IPTV plans. The plan combines the existing fixed mobile integration plans for families (including “Whole Family Plan,” “Whole Family Free,” “TV plus,” etc.) with different terms of usage and provides additional benefits. The plan provides a discount from Won 4,400 and to Won 13,200 depending on the user’s Internet plan (at a speed of 100M/500M/or above 1G). As for mobile, the plan provides a discount from Won 3,500 to Won 24,000 depending on the number of mobile phone lines connected to the plan. If IPTV is added, the plan provides an additional discount of Won 1,100 and a free B tv data pack (worth Won 5,500) for mobile phones.

8

SK Broadband also provides a variety of other subscription plans based on consumer demand.

5. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2023	Network, systems and others	Upgrades to the existing services and expanded provision of network services including 5G	To be determined	134	—

Total					To be determined	134	—

B.	Future Investment Plan

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2024	2025	2026
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

				(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Three months ended March 31, 2023	78	To be determined	Securing subscriber network and equipment; quality and system improvement

6. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Wireless	Services	Mobile communication, wireless data, information communication	Export	40,631	140,642	143,149
			Domestic	3,209,287	12,801,674	12,575,324
			Subtotal	3,249,918	12,942,316	12,718,473
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	47,526	183,812	139,846
			Domestic	930,731	3,629,177	3,537,860
			Subtotal	978,257	3,812,989	3,677,706
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	144,052	549,668	352,406
			Subtotal	144,052	549,668	352,406
			Export	88,157	324,454	251,502
Total			Domestic	4,284,070	16,980,519	16,497,083
			Total	4,372,227	17,304,973	16,748,585

9

	(Unit: in millions of Won)
For the three months ended March 31, 2023	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	3,621,018	1,265,360	154,288	5,040,666	(668,439)	4,372,227
Internal sales	371,100	287,103	10,236	668,439	(668,439)	—
External sales	3,249,918	978,257	144,052	4,372,227	—	4,372,227
Depreciation and amortization	682,310	242,746	6,147	931,203	(31,023)	900,180
Operating profit (loss)	422,814	81,977	(8,285)	496,506	(1,728)	494,778
Finance profit (loss)						(72,930)
Gain from investments in associates and joint ventures						771
Other non-operating profit (loss)						(1,721)
Profit before income tax						420,898

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2023 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Aug. 13, 2018	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

10

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

	(Unit: in millions of Won except percentages)
Category	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	Remarks
Raw material	5	23	48	—
Labor	24,733	113,297	122,445	—
Depreciation	34,593	135,604	147,249	—
Commissioned service	14,368	46,447	55,917	—
Others	8,750	78,989	48,048	—
Total R&D costs	82,449	374,360	373,707	—
Government Subsidies	—	—	—	—
Accounting Sales and administrative expenses Development expenses (intangible assets)	73,580	340,864	347,711	—
	8,870	33,495	25,996	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.89%	2.16%	2.23%	—

10. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2023, the Company held 3,348 Korean-registered patents and 1,609 foreign-registered patents. The Company holds 713 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of March 31, 2023, SK Broadband held 288 Korean-registered patents and 77 foreign-registered patents (including those held jointly with other companies). It also holds 290 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

11

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to implement RE100 and is considering the installation of additional solar power generation facilities to self-produce and use renewable energy.

12

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2023, December 31, 2022 and 2021 and for the three months ended March 31, 2023 and the years ended 2022 and 2021. The Company’s consolidated financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	7,011,470	7,219,196	6,352,665
• Cash and Cash Equivalents	1,695,937	1,882,291	872,731
• Accounts Receivable – Trade, net	1,894,947	1,970,611	1,913,511
• Accounts Receivable – Other, net	473,350	479,781	548,362
• Others	2,947,236	2,886,513	3,018,061
Non-Current Assets	23,528,223	24,089,066	24,558,612
• Long-Term Investment Securities	1,499,191	1,410,736	1,715,078
• Investments in Associates and Joint Ventures	1,934,040	1,889,289	2,197,351
• Property and Equipment, net	12,821,457	13,322,492	12,871,259
• Goodwill	2,075,009	2,075,009	2,072,493
• Intangible Assets, net	3,162,425	3,324,910	3,869,769
• Others	2,036,101	2,066,630	1,832,662

Total Assets	30,539,693	31,308,262	30,911,277

Liabilities
Current Liabilities	7,202,942	8,046,541	6,960,435
Non-Current Liabilities	11,020,016	11,106,525	11,615,704

Total Liabilities	18,222,958	19,153,066	18,576,139

Equity
Equity Attributable to Owners of the Parent Company	11,523,068	11,318,320	11,579,346
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,545,609)	(11,567,117)	(11,623,726)
Retained Earnings	22,549,750	22,463,711	22,437,341
Reserves	488,434	391,233	735,238
Non-controlling Interests	793,667	836,876	755,792

Total Equity	12,316,735	12,155,196	12,335,138

Total Liabilities and Equity	30,539,693	31,308,262	30,911,277

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	4,372,227	17,304,973	16,748,585
Operating Profit	494,778	1,612,070	1,387,162
Profit Before Income Tax	420,898	1,236,152	1,718,191
Profit from Continued Operations	302,501	947,831	1,271,395
Profit from Discontinued Operations	—	—	1,147,594
Profit for the Period	302,501	947,831	2,418,989
Profit for the Period Attributable to Owners of the Parent Company	290,506	912,400	2,407,523
Profit for the Period Attributable to Non-controlling Interests	11,995	35,431	11,466
Basic Earnings Per Share (Won)	1,314	4,118	7,191
Diluted Earnings Per Share (Won)	1,314	4,116	7,187

Total Number of Consolidated Subsidiaries	25	25	23

13

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2023, December 31, 2022 and 2021 and for the three months ended March 31, 2023 and for the years ended December 31, 2022 and 2021. The Company’s separate financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	5,118,433	5,498,460	4,681,493
• Cash and Cash Equivalents	699,543	1,217,504	158,823
• Accounts Receivable – Trade, net	1,405,591	1,425,695	1,514,260
• Accounts Receivable – Other, net	574,106	435,096	520,956
• Others	2,439,193	2,420,165	2,487,454
Non-Current Assets	20,471,171	20,933,661	21,707,572
• Long-Term Investment Securities	1,226,138	1,155,188	1,476,361
• Investments in Subsidiaries and Associates	4,637,131	4,621,807	4,841,139
• Property and Equipment, net	9,131,445	9,519,663	9,318,408
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,544,543	2,693,400	3,203,330
• Others	1,625,678	1,637,367	1,562,098

Total Assets	25,589,604	26,432,121	26,389,065

Liabilities
Current Liabilities	5,283,206	6,236,135	5,426,477
Non-Current Liabilities	9,617,310	9,812,604	10,099,732

Total Liabilities	14,900,516	16,048,739	15,526,209

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus and Other Capital Adjustments	(4,486,675)	(4,506,693)	(4,576,271)
Retained Earnings	14,921,269	14,691,461	14,770,618
Reserves	224,001	168,121	638,016

Total Equity	10,689,088	10,383,382	10,862,856

Total Liabilities and Equity	25,589,604	26,432,121	26,389,065

(Unit: in millions of Won)
	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	3,117,255	12,414,588	12,102,830
Operating Profit	415,661	1,321,131	1,144,323
Profit Before Income Tax	501,605	1,146,250	1,369,347
Profit for the Period	422,153	869,490	1,073,823
Basic Earnings Per Share (Won)	1,917	3,921	3,183
Diluted Earnings Per Share (Won)	1,917	3,919	3,181

14

2. Dividends and Others

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of March 31, 2023)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	82nd	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	83rd	August 10, 2022	Repayment of debt	395,000	Repayment of debt	395,000	—
Corporate bond	84th	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	85th	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—

[SK Broadband]

(As of March 31, 2023)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, and the proceeds from the bond offering were used for the intended purpose. See the ESG bond report published in the socially responsible investment bond segment of the Korea Exchange for more information on the use of proceeds from this ESG bond offering.

B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

C.	Operation of Unused Proceeds

[SK Telecom]

None.

[SK Broadband]

None.

15

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolutions of the Board of Directors and the General Meeting of Shareholders on June 10, 2021 and October 12, 2021, respectively, the Company conducted the Spin-off effective as of November 1, 2021. As a result of the Spin-off, the Company discontinued certain parts of the security, commerce and other businesses operated by its major subsidiaries, which were transferred to the newly established company. Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK M&Service Co., Ltd., were excluded from the scope of the Company’s consolidation. The Company classified and separately showed profit (loss) from such discontinued businesses in its consolidated statement of profit and loss for the year ended December 31, 2021 in the Company’s audit report and annual business report as of and for the year ended December 31, 2021 pursuant to the application of K-IFRS 1105. The consolidated statement of profit and loss for the year ended December 31, 2020 was restated accordingly for comparative purposes. Furthermore, the Spin-off caused a change in the Company’s business segments, which led to a restatement of prior years’ segment information, and the business of SK Stoa, which had previously been classified as part of the Company’s commerce segment, was reclassified as part of the Company’s other business segment.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the three months ended March 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,154,375	245,081	11.4%
Loans	160,387	46,233	28.8%
Accounts receivable – other	880,262	45,759	5.2%
Accrued income	1,889	—	0.0%
Guarantee deposits	289,814	300	0.1%

Total	3,486,727	337,373	9.7%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	0.0%
Guarantee deposits	280,945	300	0.1%

Total	3,551,447	325,003	9.2%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11.1%
Loans	138,181	45,385	32.8%
Accounts receivable – other	870,225	46,625	5.4%
Accrued income	762	—	0.0%
Guarantee deposits	278,759	—	0.0%

Total	3,448,425	330,891	9.6%

16

(2)	Movements in Loss Allowance of Trade and Other Receivables

			(Unit: in millions of Won)
	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	325,002	330,891	365,063
Effect of change in accounting policy	—	—	—
Increase of loss allowance	11,254	30,064	37,547
Reversal of loss allowance	—	—	—
Write-offs	1,117	(35,955)	(57,215)
Other	—	3	(14,504)
Ending balance	337,373	325,003	330,891

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of March 31, 2023
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,905,070	63,680	139,287	46,337	2,154,375
Percentage	88.4%	3.0%	6.5%	2.1%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Merchandise	178,511	151,303	201,126
Goods in transit	—	—	—
Other inventories	21,607	15,052	3,511

Total	200,118	166,355	204,637

Percentage of inventories to total assets [Inventories / Total assets]	0.66%	0.53%	0.66%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	3.43	13.67	6.20

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year, which may be substituted by inquiry letters from external auditors.

17

D.	Fair Value Measurement

See Notes 2 and 36 of the notes to the Company’s unaudited consolidated interim financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and March 31, 2022 attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	Apr. 23, 2013	Apr. 23, 2023	230,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

18

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

19

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

20

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

21

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

22

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 22, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	February 17, 2023	February 17, 2026	110,000	February 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	February 17, 2023	February 17, 2026	190,000	February 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the next semi-annual business report

23

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-1	March 2, 2023	February 28, 2026	50,000	February 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	March 2, 2023	February 27, 2026	100,000	February 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	March 2, 2023	March 2, 2028	90,000	February 17, 2023	Korea Securities Finance Corp.
Total	—	—	1,160,000	—	—

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2023

24

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

25

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Three months ended March 31, 2023	Ernst & Young Han Young	—	—	—
Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
*	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Three months ended March 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	220	1,967
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

26

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2023	—	—	—	—
Year ended December 31, 2022	—	—	—	—
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13, 2021	10

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed

February 22, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2022 audit; report on results of 2022 internal accounting management system audit

April 19, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2022 Public Company Accounting Oversight Board audit results; report on 2023 audit plan

27

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

3. Shareholders’ Exercise of Voting Rights

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

28

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2023)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of the Company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of the Company	Common share	21,530	0.01	21,530	0.01
Young Sang Ryu	Officer of the Company	Common share	7,340	0.00	11,974	0.01
Yong-Hak Kim	Officer of the Company	Common share	1,711	0.00	1,711	0.00
Seok-Dong Kim	Officer of the Company	Common share	1,447	0.00	1,447	0.00
Youngmin Yoon	Officer of the Company	Common share	1,447	0.00	1,447	0.00
Haeyun Oh	Officer of the Company	Common share	0	0.00	0	0.00
Junmo Kim	Officer of the Company	Common share	1,447	0.00	1,447	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of affiliated company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	3,484	0.00	5,758	0.00

Total		Common share	65,712,503	30.03	65,717,964	30.03

*	The number of shares and equity ratio at the beginning of the period do not include shares owned by Haeyun Oh, independent director who was newly appointed in March 2023.
*	The number of shares and equity ratio at the beginning of the period includes shares owned by Jung Ho Ahn, former independent director whose term ended in March 2023.

B.	Overview of the Largest Shareholder

As of March 31, 2023, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

29

VIII.	EMPLOYEES AND DIRECTORS

1. Directors and Officers

A.	Directors

(As of March 31, 2023)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term

Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director; Inside Director	Former Head, SK Telecom MNO business	5 years and 1 month	Mar. 24, 2024

Jong Ryeol Kang	Male	Oct. 1964	Representative Director; Head of ICT Infrastructure Center (CSPO); Inside Director	Former Head, Corporate Culture Division	1 year and 1 month	Mar. 24, 2025

Kyu-Nam Choi	Male	Apr. 1964	Non-executive Director	Head of Investment 1 Team; Head of Environment Task Force; Former Head of Future Business Team, SUPEX Council	1 year and 6 months	Mar. 24, 2024

Yong-Hak Kim	Male	Jan. 1953	Independent Director	Former President (Professor Emeritus), Yonsei University	3 years and 1 month	Mar. 27, 2026

Seok-Dong Kim	Male	May 1953	Independent Director	Former Chairman, Financial Services Commission	4 years and 1 month	Mar. 24, 2025

Youngmin Yoon	Female	Dec. 1963	Independent Director	Professor, Department of Media and Communication at Korea University	5 years and 1 month	Mar. 24, 2024

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	3 years and 1 month	Mar. 27, 2026

Haeyun Oh	Female	Nov. 1974	Independent Director	President, KAIST AI Research Institute	1 month	March 27, 2026

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

30

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of March 31, 2023)			(Unit: in millions of Won)
Purchase and Dispositions of Investments
Name (Corporate name)			Transaction Details
	Relationship	Type of Investment	Beginning	Increase	Decrease	Ending	Remarks
Atlas Investment	Subsidiary	Shares	159,632	6,584	—	166,216	Capital increase

3. Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2023 – March 31, 2023	Marketing fees, etc.	317,256

4. Related Party Transactions

See Note 31 of the notes to the Company’s unaudited consolidated interim financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2022)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short- term loans	70,946	38,274	30,161	79,059	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 32 of the notes to the Company’s unaudited consolidated interim financial statements attached hereto for more information regarding other related party transactions.

31

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of March 31, 2023, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of March 31, 2023, there were 29 pending lawsuits against SK Broadband (aggregate amount of claims of Won 11,708 million), and provisions in the amount of Won 1,152 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of March 31, 2023, SK Broadband has entered into revolving credit facilities with a limit of Won 145 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,513 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of March 31, 2023, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	39,021
Korea Content Financial Cooperative	Contract performance guarantee	41,768

32

[SK Stoa]

As of March 31, 2023, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,540
Kookmin Bank	Revolving credit	10,000

[SK M&Service]

As of March 31, 2023, SK M&Service has entered into the following credit facilities with financial institutions.

(Unit: billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of March 31, 2023, SK M&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 33 other companies	Transaction performance guarantee	2,649
SK Energy	Transaction performance guarantee	700

[SK Telink]

As of March 31, 2023, SK Telink provided the following material payment guarantee to another party.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Carrot General Insurance	8	Transaction performance guarantee

As of March 31, 2023, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Transaction performance guarantee	699

[SK Communications]

As of March 31, 2023, SK Communications provided the following material payment guarantee to another party.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Communications	E-payment purchaser or right holder	1,100	Protect funds of users of electronic financial transactions

33

[PS&Marketing]

As of March 31, 2023, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,604

[Home&Service]

As of March 31, 2023, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	7,102

[Service Top]

As of March 31, 2023, Service Top has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	15

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2022.

4. Material Events Subsequent to the Reporting Period

(1) On April 20, 2023, the Board of Directors approved an interim dividend as follows:

Classification	Content
Interim dividend amount	Cash dividend of Won 830 per share (Total: Won 181,327 million)
Dividend return rate (based on market price)	1.7%
Dividend record date	March 31, 2023
Dividend payment date	On or before May 10, 2023, in accordance with Article 165-12(3) of the Financial Investments Services and Capital Markets Act

(2) On April 20, 2023, the Board of Directors approved the disposal of treasury shares as follows:

Classification	Content
Kind and amount of shares	6,999 common shares
Price of shares to be disposed	Won 48,550 per share
Estimated price of shares to be disposed	Won 340 million
Estimated date of disposal	April 21, 2023 ~ May 31, 2023
Purpose of disposal	Payment of bonus with treasury shares
Method of disposal	Over-the-counter disposal

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: June 9, 2023

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the Three-Month Period ended March 31, 2023

(With the Independent Auditor’s Review Report Thereon)

Report on review of interim consolidated financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of March 31, 2023, and the related interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for the three-month periods ended March 31, 2023 and 2022, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position as of December 31, 2022, and the related consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 10, 2023 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2022 presented for comparative purposes is not different, in all material respects, from the above audited consolidated statement of financial position.

May 12, 2023

This report is effective as of May 12, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

The accompanying interim consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(In millions of won)	Note	March 31, 2023 (Unaudited)		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,695,937	1,882,291
Short-term financial instruments	29,30		222,270	237,230
Accounts receivable – trade, net	5,29,30,31		1,894,947	1,970,611
Short-term loans, net	5,29,30		86,807	78,590
Accounts receivable – other, net	5,29,30,31,32		473,350	479,781
Contract assets	7,30		83,567	83,058
Prepaid expenses	6		1,992,061	1,974,315
Prepaid income taxes	27		445	415
Derivative financial assets	29,30		197,906	168,527
Inventories, net	8		200,118	166,355
Non-current assets held for sale	35		5,447	6,377
Advanced payments and others	5,29,30,31		158,615	171,646

			7,011,470	7,219,196

Non-Current Assets:
Long-term financial instruments	29,30		375	375
Long-term investment securities	9,29,30		1,499,191	1,410,736
Investments in associates and joint ventures	11		1,934,040	1,889,289
Investment property, net	13		41,758	25,137
Property and equipment, net	12,14,31,32		12,821,457	13,322,492
Goodwill	10		2,075,009	2,075,009
Intangible assets, net	15		3,162,425	3,324,910
Long-term contract assets	7,30		44,497	49,163
Long-term loans, net	5,29,30,31		27,347	26,973
Long-term accounts receivable – other, net	5,29,30,31,32		361,153	373,951
Long-term prepaid expenses	6		1,073,641	1,073,422
Guarantee deposits, net	5,29,30,31		176,059	167,441
Long-term derivative financial assets	29,30		174,874	152,633
Deferred tax assets	27		3,640	6,860
Defined benefit assets	19		115,021	175,748
Other non-current assets	5,29,30		17,736	14,927

			23,528,223	24,089,066

Total Assets		~~W~~	30,539,693	31,308,262

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of March 31, 2023 and December 31, 2022

(In millions of won)	Note	March 31, 2023 (Unaudited)		December 31, 2022
Liabilities and Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	138,989	89,255
Accounts payable – other	29,30,31		1,649,819	2,427,906
Withholdings	29,30,31		975,732	803,555
Contract liabilities	7		162,821	172,348
Accrued expenses	29,30		1,293,508	1,505,549
Income tax payable	27		168,418	112,358
Provisions	18,34		39,640	39,683
Short-term borrowings	16,29,30		12,998	142,998
Current portion of long-term debt, net	16,29,30		2,014,041	1,967,586
Current portion of long-term payables – other	17,29,30		363,086	398,874
Lease liabilities	29,30,31		383,890	386,429

			7,202,942	8,046,541

Non-Current Liabilities:
Debentures, excluding current portion, net	16,29,30		6,736,572	6,524,095
Long-term borrowings, excluding current portion, net	16,29,30		655,000	668,125
Long-term payables – other	17,29,30		881,559	1,239,467
Long-term lease liabilities	29,30,31		1,382,528	1,395,628
Long-term contract liabilities	7		59,935	61,574
Defined benefit liabilities	19		119	61
Long-term derivative financial liabilities	29,30		302,593	302,593
Long-term provisions	18		83,480	79,415
Deferred tax liabilities	27		841,993	763,766
Other non-current liabilities	29,30,31		76,237	71,801

			11,020,016	11,106,525

Total Liabilities			18,222,958	19,153,066

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21		(11,545,609)	(11,567,117)
Retained earnings	22		22,549,750	22,463,711
Reserves	23		488,434	391,233

Equity attributable to owners of the Parent Company			11,523,068	11,318,320
Non-controlling interests			793,667	836,876

Total Shareholders’ Equity			12,316,735	12,155,196

Total Liabilities and Shareholders’ Equity		~~W~~	30,539,693	31,308,262

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Profit or Loss

For the three-month periods ended March 31, 2023 and 2022

(In millions of won, except for earnings per share)	Note	2023 (Unaudited)		2022 (Unaudited)
Operating revenue:	4,31
Revenue		~~W~~	4,372,227	4,277,208

Operating expenses:	31
Labor			617,570	637,113
Commission	6		1,356,230	1,310,239
Depreciation and amortization	4		900,180	910,884
Network interconnection			172,477	189,390
Leased lines			72,008	67,624
Advertising			43,590	49,237
Rent			38,471	42,081
Cost of goods sold	8		314,191	307,615
Others	24		362,732	330,632

			3,877,449	3,844,815

Operating profit	4		494,778	432,393
Finance income	4,26		52,208	24,317
Finance costs	4,26		(125,138)	(93,091)
Gain (loss) relating to investments in associates and joint ventures, net	4,11		771	(38,445)
Other non-operating income	4,25		9,334	15,741
Other non-operating expenses	4,25		(11,055)	(13,907)

Profit before income tax	4		420,898	327,008
Income tax expense	27		118,397	106,663

Profit for the period		~~W~~	302,501	220,345

Attributable to:
Owners of the Parent Company		~~W~~	290,506	211,253
Non-controlling interests			11,995	9,092
Earnings per share	28
Basic earnings per share (in won)		~~W~~	1,314	953
Diluted earnings per share (in won)			1,314	952

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Profit for the period		~~W~~	302,501	220,345
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	19		(20,466)	12,690
Valuation gain (loss) on financial assets at fair value through other comprehensive income	23		54,694	(55,524)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,23		32,054	62,694
Net change in unrealized fair value of derivatives	23		(401)	(10,066)
Foreign currency translation differences for foreign operations	23		10,820	3,927

Other comprehensive income for the period, net of taxes			76,701	13,721

Total comprehensive income		~~W~~	379,202	234,066

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	367,899	227,408
Non-controlling interests			11,303	6,658

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)		Attributable to owners of the Parent Company						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the period			—	—	211,253	—	211,253	9,092	220,345
Other comprehensive income (loss)	11,19,23		—	—	13,392	2,763	16,155	(2,434)	13,721

			—	—	224,645	2,763	227,408	6,658	234,066

Transactions with owners:
Annual dividends			—	—	(361,186)	—	(361,186)	—	(361,186)
Share option	21		—	74,246	—	—	74,246	—	74,246
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Transactions of treasury shares	20		—	2,891	—	—	2,891	—	2,891
Changes in ownership in subsidiaries, etc.			—	(13,452)	—	—	(13,452)	1,456	(11,996)

			—	63,685	(364,878)	—	(301,193)	1,456	(299,737)

Balance as of March 31, 2022 (Unaudited)		~~W~~	30,493	(11,560,041)	22,297,108	738,001	11,505,561	763,906	12,269,467

Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income:
Profit for the period			—	—	290,506	—	290,506	11,995	302,501
Other comprehensive income (loss)	11,19,23		—	—	(19,808)	97,201	77,393	(692)	76,701

			—	—	270,698	97,201	367,899	11,303	379,202

Transactions with owners:
Annual dividends			—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Share option	21		—	(13)	—	—	(13)	—	(13)
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Transactions of treasury shares	20		—	20,031	—	—	20,031	—	20,031
Changes in ownership in subsidiaries, etc.			—	1,490	—	—	1,490	(3,955)	(2,465)

			—	21,508	(184,659)	—	(163,151)	(54,512)	(217,663)

Balance as of March 31, 2023 (Unaudited)		~~W~~	30,493	(11,545,609)	22,549,750	488,434	11,523,068	793,667	12,316,735

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	302,501	220,345
Adjustments for income and expenses	33		1,190,410	1,301,819
Changes in assets and liabilities related to operating activities	33		(371,424)	(144,067)

			1,121,487	1,378,097
Interest received			11,753	8,497
Dividends received			—	23
Interest paid			(108,149)	(70,154)
Income tax paid			(283)	(21,763)

Net cash provided by operating activities			1,024,808	1,294,700

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			8,710	—
Decrease in short-term investment securities, net			—	69,733
Collection of short-term loans			33,119	32,817
Proceeds from disposals of long-term investment securities			56,046	8,768
Proceeds from disposals of investments in associates and joint ventures			—	6,880
Proceeds from disposals of property and equipment			2,927	2,058
Proceeds from disposals of intangible assets			8	4,870
Proceeds from disposals of non-current assets held for sale			930	—
Collection of long-term loans			642	121
Decrease in deposits			1,294	1,636
Proceeds from settlement of derivatives			543	443

			104,219	127,326
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(47,297)
Increase in short-term loans			(39,976)	(34,290)
Increase in long-term loans			(3,060)	(3,170)
Acquisitions of long-term investment securities			(48,248)	(13,479)
Acquisitions of investments in associates and joint ventures			(8,526)	(3,007)
Acquisitions of property and equipment			(776,655)	(747,510)
Acquisitions of intangible assets			(7,335)	(10,857)
Increase in deposits			(3,467)	(6,009)
Cash outflow for business combinations, net			—	(62,312)

			(887,267)	(927,931)

Net cash used in investing activities		~~W~~	(783,048)	(800,605)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	—	155,000
Proceeds from issuance of debentures			545,320	149,302
Proceeds from long-term borrowings			—	200,000
Transactions with non-controlling shareholders			186	168

			545,506	504,470
Cash outflows for financing activities:
Repayments of short-term borrowings			(130,000)	—
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(350,000)	(480,000)
Repayments of long-term borrowings			(6,250)	(6,250)
Payments of interest on hybrid bonds			(3,692)	(3,692)
Repayments of lease liabilities			(85,913)	(87,847)

			(976,100)	(978,034)

Net cash used in financing activities			(430,594)	(473,564)

Net increase (decrease) in cash and cash equivalents			(188,834)	20,531
Cash and cash equivalents at beginning of the period			1,882,291	872,731
Effects of exchange rate changes on cash and cash equivalents			2,480	1,399

Cash and cash equivalents at end of the period		~~W~~	1,695,937	894,661

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. As of March 31, 2023, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	17,323,760	7.91
Institutional investors and other shareholders	131,627,497	60.15
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	367,003	0.17

	218,833,144	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of March 31, 2023 and December 31, 2022 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2023	Dec. 31, 2022
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*2)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the three-month period ended March 31, 2023 is as follows:

(In millions of won)
	As of March 31, 2023				For the three-month period ended March 31, 2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	199,706	60,070	139,636	76,842	7,146
SK Broadband Co., Ltd.		6,406,836	3,452,565	2,954,271	1,062,604	50,210
PS&Marketing Corporation		451,774	223,075	228,699	337,649	3,278
SERVICE ACE Co., Ltd.		87,849	54,554	33,295	51,819	1,772
SERVICE TOP Co., Ltd.		69,120	47,719	21,401	47,496	1,011
SK O&S Co., Ltd.		100,108	49,519	50,589	66,799	719
Home & Service Co., Ltd.		157,189	99,006	58,183	122,965	1,555
SK stoa Co., Ltd.		95,934	36,495	59,439	76,682	246
SK m&service Co., Ltd.		172,427	105,601	66,826	65,027	1,385

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

(4)	Changes in subsidiaries

There was no subsidiary newly included or excluded in the interim consolidated financial statements for the three-month period ended March 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2023 and as of and for the year ended December 31, 2022 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of March 31, 2023
Current assets	~~W~~	1,614,777
Non-current assets		4,964,028
Current liabilities		(1,926,509)
Non-current liabilities		(1,588,878)
Net assets		3,063,418
Carrying amount of non-controlling interests		775,275

	For the three-month period ended March 31, 2023
Revenue	~~W~~	1,061,451
Profit for the period		50,560
Total comprehensive income		43,365
Profit attributable to non-controlling interests		12,345
Net cash provided by operating activities	~~W~~	317,168
Net cash used in investing activities		(122,113)
Net cash provided by financing activities		89,025
Effects of exchange rate changes on cash and cash equivalents		(198)
Net increase in cash and cash equivalents		283,882
Dividends paid to non-controlling interests for the three-month period ended March 31, 2023	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2023 and as of and for the year ended December 31, 2022 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528
Net cash provided by operating activities	~~W~~	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)
Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2022. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 30.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022, except for the adoption of new and revised KIFRS applied from January 1, 2023, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2023, initially, but these amended standards are not expected to have a significant impact on the Group’s interim consolidated financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

•	Definition of Accounting Estimates (Amendments to KIFRS 1008)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

•	KIFRS 1117 Insurance Contracts and its amendments.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,621,018	1,265,360	154,288	5,040,666	(668,439)	4,372,227
Inter-segment revenue		371,100	287,103	10,236	668,439	(668,439)	—
External revenue		3,249,918	978,257	144,052	4,372,227	—	4,372,227
Depreciation and amortization		682,310	242,746	6,147	931,203	(31,023)	900,180
Operating profit (loss)		422,814	81,977	(8,285)	496,506	(1,728)	494,778
Finance income and costs, net							(72,930)
Gain relating to investments in associates and joint ventures, net							771
Other non-operating income and expense, net							(1,721)
Profit before income tax							420,898

(In millions of won)
	For the three-month period ended March 31, 2022
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,588,021	1,209,798	120,332	4,918,151	(640,943)	4,277,208
Inter-segment revenue		371,876	262,241	6,826	640,943	(640,943)	—
External revenue		3,216,145	947,557	113,506	4,277,208	—	4,277,208
Depreciation and amortization		689,065	248,270	3,846	941,181	(30,297)	910,884
Operating profit		360,669	82,169	3,494	446,332	(13,939)	432,393
Finance income and costs, net							(68,774)
Loss relating to investments in associates and joint ventures, net							(38,445)
Other non-operating income and expense, net							1,834
Profit before income tax							327,008

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

4.	Operating Segments, Continued

(1)	Segment information for the three-month periods ended March 31, 2023 and 2022 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue as of March 31, 2023 and December 31, 2022.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2023		March 31, 2022
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	241,906	241,070
Fixed-line telecommunication revenue	Goods and others		23,394	18,872
Other revenue	Others(*2)		118,120	103,995

			383,420	363,937

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		2,571,077	2,526,450
	Cellular interconnection		112,562	129,911
	Other(*4)		324,373	316,242
Fixed-line telecommunication revenue	Fixed-line service		33,419	46,173
	Cellular interconnection		4,702	6,606
	Internet Protocol Television(*5)		455,087	449,959
	International calls		47,922	43,998
	Internet service and miscellaneous(*6)		413,732	381,949
Other revenue	Miscellaneous(*2)		25,933	11,983

			3,988,807	3,913,271

		~~W~~	4,372,227	4,277,208

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,140,025	(245,078)	1,894,947
Short-term loans		87,596	(789)	86,807
Accounts receivable – other(*)		517,231	(43,881)	473,350
Accrued income		1,889	—	1,889
Guarantee deposits (Other current assets)		113,455	—	113,455

		2,860,196	(289,748)	2,570,448
Non-current assets:
Long-term loans		72,791	(45,444)	27,347
Long-term accounts receivable – other(*)		363,031	(1,878)	361,153
Guarantee deposits		176,359	(300)	176,059
Long-term accounts receivable – trade (Other non-current assets)		14,350	(3)	14,347

		626,531	(47,625)	578,906

	~~W~~	3,486,727	(337,373)	3,149,354

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2023 include ~~W~~293,057 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,205,530	(234,919)	1,970,611
Short-term loans		79,298	(708)	78,590
Accounts receivable – other(*)		522,091	(42,310)	479,781
Accrued income		1,732	—	1,732
Guarantee deposits (Other current assets)		113,204	—	113,204

		2,921,855	(277,937)	2,643,918
Non-current assets:
Long-term loans		71,857	(44,884)	26,973
Long-term accounts receivable – other(*)		375,829	(1,878)	373,951
Guarantee deposits		167,741	(300)	167,441
Long-term accounts receivable – trade (Other non-current assets)		14,165	(4)	14,161

		629,592	(47,066)	582,526

	~~W~~	3,551,447	(325,003)	3,226,444

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2023
Accounts receivable – trade	~~W~~	234,923	9,417	(1,913)	2,654	245,081
Accounts receivable – other, etc.		90,079	1,837	(77)	453	92,292

	~~W~~	325,002	11,254	(1,990)	3,107	337,373

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	March 31, 2022
Accounts receivable – trade	~~W~~	238,881	9,195	(1,909)	3,103	3	249,273
Accounts receivable – other, etc.		92,010	105	(52)	105	392	92,560

	~~W~~	330,891	9,300	(1,961)	3,208	395	341,833

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,885,219	1,888,182
Others		106,842	86,133

	~~W~~	1,992,061	1,974,315

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,005,848	996,180
Others		67,793	77,242

	~~W~~	1,073,641	1,073,422

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Amortization and impairment losses recognized	~~W~~	626,247	625,230

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	128,064	132,221
Contract liabilities:
Wireless service contracts		19,090	18,544
Customer loyalty programs		6,994	7,706
Fixed-line service contracts		139,062	136,880
Others		57,610	70,792

	~~W~~	222,756	233,922

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~36,625 million and ~~W~~43,165 million, respectively.

8.	Inventories

(1)	Details of inventories as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023				December 31, 2022
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	186,732	(8,221)	178,511	156,919	(5,616)	151,303
Supplies		21,607	—	21,607	15,052	—	15,052

	~~W~~	208,339	(8,221)	200,118	171,971	(5,616)	166,355

(2)

Inventories recognized as operating expenses for the three-month periods ended March 31, 2023 and 2022 are ~~W~~314,191 million and ~~W~~307,615 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~2,605 million and ~~W~~574 million for the three-month periods ended March 31, 2023 and 2022, respectively. Write-down included in other operating expenses for the three-month period ended March 31, 2022 is ~~W~~1,962 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

9.	Long-Term Investment Securities

Details of long-term investment securities as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Category		March 31, 2023		December 31, 2022
Equity instruments	FVOCI	(*)	~~W~~	1,271,696	1,189,597
	FVTPL			48,416	44,440

				1,320,112	1,234,037
Debt instruments	FVTPL			179,079	176,699

				179,079	176,699

			~~W~~	1,499,191	1,410,736

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of March 31, 2023 and December 31, 2022 are ~~W~~1,271,696 million and ~~W~~1,189,597 million, respectively.

10.	Business Combinations

(1)	2023

There were no changes in the Group due to the business combinations for the three-month period ended March 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

10.	Business Combinations, Continued

(2)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	SK m&service Co., Ltd.
Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and Internet website service

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,516
Other assets		10,394
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others (I - II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)		March 31, 2023			December 31, 2022
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	904,721	27.3	~~W~~	879,527
Korea IT Fund(*1)	Korea	63.3		322,796	63.3		324,860
UniSK	China	49.0		21,686	49.0		20,839
SK Technology Innovation Company	Cayman Islands	49.0		69,290	49.0		69,375
SK MENA Investment B.V.	Netherlands	32.1		14,291	32.1		14,296
SK Latin America Investment S.A.	Spain	32.1		13,600	32.1		11,961
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		367,494	20.0		357,537
Pacific Telecom Inc.(*2)	USA	15.0		50,362	15.0		48,542
SM. Culture & Contents Co., Ltd.	Korea	23.0		60,307	23.1		59,611
Invites Healthcare Co., Ltd.(*3)	Korea	31.1		—	31.1		—
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		13,788	27.3		13,575
Home Choice Corp.(*2)	Korea	17.8		3,165	17.8		4,456
Konan Technology Inc.	Korea	20.8		7,681	20.8		8,366
CMES Inc.(*2)	Korea	7.7		900	7.7		900
Telecom Daean Evaluation Co., Ltd. (tentative)(*4)	Korea	26.0		6,500	—		—
12CM JAPAN and others(*2)	—	—		69,802	—		69,734

				1,926,383			1,883,579

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5,6)	Korea	48.2		7,657	48.2		5,710

				7,657			5,710

			~~W~~	1,934,040			1,889,289

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2023 and December 31, 2022 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in its entirety as an impairment loss for the year ended December 31, 2022.
(*4)	The Group newly acquired the investment for a contribution of W6,500 million and obtained significant influence over the investee during the three-month period ended March 31, 2023.
(*5)	The Group additionally contributed ~~W~~2,000 million in cash for the three-month period ended March 31, 2023, but there is no change in the ownership interest.
(*6)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	March 31, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM.Culture & Contents Co.,Ltd.	~~W~~	3,255	22,033,898	71,720	2,960	22,033,898	65,220
Konan Technology Inc.		98,400	1,179,580	116,071	28,250	1,179,580	33,323

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the three-month period ended March 31, 2023 and as of and for the year ended December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	104,173	1,318,471	149,017
Non-current assets		408,923	2,069,972	3,128,847
Current liabilities		3,418	89,991	509,947
Non-current liabilities		—	285,225	—
Revenue	~~W~~	—	17,334	68
Profit (loss) for the period		160	6,850	(8,292)
Other comprehensive income (loss)		—	(17,807)	529
Total comprehensive income (loss)		160	(10,957)	(7,763)

(In millions of won)
	December 31, 2022
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—
Revenue	~~W~~	19,916	62,334	72,658
Profit (loss) for the period		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	509,678	63.3	322,796	—	322,796
SK China Company Ltd.(*)		3,013,227	27.3	821,744	82,977	904,721
SK South East Asia Investment Pte. Ltd.(*)		1,837,470	20.0	367,494	—	367,494

(In millions of won)
	December 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	512,936	63.3	324,860	—	324,860
SK China Company Ltd.(*)		2,920,248	27.3	796,387	83,140	879,527
SK South East Asia Investment Pte. Ltd.(*)		1,787,685	20.0	357,537	—	357,537

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	4,851	20,343	904,721
Korea IT Fund		324,860	—	(2,064)	—	322,796
UniSK		20,839	—	(35)	882	21,686
SK Technology Innovation Company		69,375	—	(2,038)	1,953	69,290
SK MENA Investment B.V.		14,296	—	(400)	395	14,291
SK Latin America Investment S.A.		11,961	—	993	646	13,600
SK South East Asia Investment Pte. Ltd.		357,537	—	302	9,655	367,494
Pacific Telecom Inc.		48,542	—	814	1,006	50,362
SM. Culture & Contents Co., Ltd.		59,611	—	605	91	60,307
Nam Incheon Broadcasting Co., Ltd.		13,575	—	213	—	13,788
Home Choice Corp.		4,456	—	(1,291)	—	3,165
Konan Technology Inc.		8,366	—	(685)	—	7,681
CMES Inc.		900	—	—	—	900
Telecom Daean Evaluation Co., Ltd. (tentative)		—	6,500	—	—	6,500
12CM JAPAN and others		69,734	26	(441)	483	69,802

		1,883,579	6,526	824	35,454	1,926,383
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	2,000	(53)	—	7,657

		5,710	2,000	(53)	—	7,657

	~~W~~	1,889,289	8,526	771	35,454	1,934,040

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2023 and 2022 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(14,053)	48,946	—	828,647
Korea IT Fund		339,976	—	26	—	—	340,002
HanaCard Co., Ltd.		349,866	—	7,560	737	—	358,163
UniSK		19,156	—	647	377	—	20,180
SK Technology Innovation Company		86,301	—	(22,219)	1,535	—	65,617
SK MENA Investment B.V.		15,343	—	(1)	291	—	15,633
SK Latin America Investment S.A.		14,004	—	29	(13)	—	14,020
SK South East Asia Investment Pte. Ltd.		348,782	—	(523)	11,305	—	359,564
Pacific Telecom Inc.		43,789	—	782	580	—	45,151
SM. Culture & Contents Co., Ltd.		60,261	—	(1,328)	—	29	58,962
Digital Games International Pte. Ltd.		2,208	—	(49)	32	—	2,191
Invites Healthcare Co., Ltd.		26,474	—	(10,500)	(32)	—	15,942
Nam Incheon Broadcasting Co., Ltd.		12,525	—	258	—	—	12,783
Home Choice Corp.		3,052	—	(136)	1	—	2,917
CMES Inc.(*1)		—	—	—	—	900	900
12CM JAPAN and others(*2)		72,605	(4,923)	2,006	(1,258)	—	68,430

		2,188,096	(4,923)	(37,501)	62,501	929	2,209,102
Investments in joint ventures:
Finnq Co., Ltd.		7,255	—	(1,848)	202	—	5,609
UTC Kakao-SK Telecom ESG Fund		2,000	2,000	(75)	—	—	3,925

		9,255	2,000	(1,923)	202	—	9,534

	~~W~~	2,197,351	(2,923)	(39,424)	62,703	929	2,218,636

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2023 and 2022 are as follows, Continued:

(*1)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the three-month period ended March 31, 2022.
(*2)

The acquisition for the three-month period ended March 31, 2022 includes ~~W~~1,000 million of cash investment in Smart SKT Infinitum Game Fund and ~~W~~7 million of cash investment in SK VENTURE CAPITAL, LLC. The disposal for the three-month period ended March 31, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund.

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2023 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the three-month period ended March 31, 2023		Cumulative loss	For the three-month period ended March 31, 2023	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	40	8,735	—	—
Invites Healthcare Co., Ltd.		2,177	2,177	1,173	1,173
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	2,217	16,692	1,173	1,049

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

12.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,005,857	3	(287)	54,161	—	1,059,734
Buildings		785,225	7	(5)	(2,501)	(13,439)	769,287
Structures		265,656	—	(2)	2,267	(9,648)	258,273
Machinery		7,912,900	53,798	(1,034)	469,504	(574,022)	7,861,146
Other		497,394	69,869	(147)	(121,299)	(22,386)	423,431
Right-of-use assets		1,786,129	111,050	(26,272)	(9,521)	(101,204)	1,760,182
Construction in progress		1,069,331	73,936	—	(453,863)	—	689,404

	~~W~~	13,322,492	308,663	(27,747)	(61,252)	(720,699)	12,821,457

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination(*)	Ending balance
Land	~~W~~	972,800	—	(3)	3,055	—	2,789	978,641
Buildings		794,453	137	(100)	13,240	(13,479)	8,583	802,834
Structures		291,279	1	—	6,826	(9,505)	—	288,601
Machinery		7,997,927	58,491	(910)	322,304	(575,956)	—	7,801,856
Other		487,716	86,709	(286)	(59,053)	(24,422)	8,554	499,218
Right-of-use assets		1,559,333	167,149	(16,098)	(7,007)	(99,792)	6,331	1,609,916
Construction in progress		767,751	115,306	(237)	(293,363)	—	881	590,338

	~~W~~	12,871,259	427,793	(17,634)	(13,998)	(723,154)	27,138	12,571,404

(*)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the three-month period ended March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

13.	Investment Property

(1)	Changes in investment property for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	10,673	—	16,788
Buildings		6,884	6,323	(350)	12,857
Right-of-use assets		12,138	499	(524)	12,113

	~~W~~	25,137	17,495	(874)	41,758

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	181	—	6,252
Buildings		7,353	231	(181)	7,403
Right-of-use assets		9,610	516	(365)	9,761

	~~W~~	23,034	928	(546)	23,416

(2)	The Group recognized lease income of ~~W~~2,111 million and ~~W~~1,261 million for the three-month periods ended March 31, 2023 and 2022, respectively, from investment property.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

14.	Leases

(1)	Details of the right-of-use assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	1,529,518	1,546,918
Others		230,664	239,211

	~~W~~	1,760,182	1,786,129

(2)	Details of amounts recognized in the interim consolidated statements of profit or loss for the three-month periods ended March 31, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2023		March 31, 2022
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	86,428	84,110
Others(*)		14,776	15,682

	~~W~~	101,204	99,792

Interest expense on lease liabilities	~~W~~	11,550	6,557

(*)	Others include the amount reclassified to research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets the Group recognized are immaterial.

(3)	The total cash outflows due to lease payments for the three-month periods ended March 31, 2023 and 2022 amounted to ~~W~~102,853 million and ~~W~~96,747 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

15.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Impairment	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(120,625)	—	1,961,807
Land usage rights		1,224	—	—	—	(280)	—	944
Industrial rights		51,792	624	—	—	(1,062)	—	51,354
Development costs		284	—	—	—	(121)	—	163
Facility usage rights		14,997	691	—	52	(941)	—	14,799
Customer relations		300,181	—	—	—	(6,758)	—	293,423
Club memberships(*1)		91,971	1,389	(9)	65	—	—	93,416
Other(*2)		782,029	5,102	(8)	42,479	(83,019)	(64)	746,519

	~~W~~	3,324,910	7,806	(17)	42,596	(212,806)	(64)	3,162,425

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Business combination (*3)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(119,195)	—	2,440,494
Land usage rights		2,732	—	—	—	(457)	—	2,275
Industrial rights		55,954	2,014	—	(105)	(1,170)	3	56,696
Development costs		200	—	—	—	(77)	657	780
Facility usage rights		17,874	204	(1)	34	(1,341)	—	16,770
Customer relations		327,257	—	—	—	(6,772)	—	320,485
Club memberships(*1)		88,494	1,719	(4,655)	—	—	1,389	86,947
Other(*2)		817,569	6,374	—	18,749	(93,555)	10,413	759,550

	~~W~~	3,869,769	10,311	(4,656)	18,678	(222,567)	12,462	3,683,997

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.
(*3)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the three-month period ended March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

15.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2023 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	142,725	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		387,871	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		455,315	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		291,505	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		682,484	5G service	Apr. 2019	Nov. 2028
28 GHz license		1,907	5G service	Jan. 2021	May. 2023

	~~W~~	1,961,807

16.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	March 31, 2023		December 31, 2022
Short-term borrowings	BNK Securities. Co., Ltd.	4.60	—	~~W~~	—	100,000
	KEB Hana Bank	6.62	—		—	30,000
	Hana Financial Investment Co., Ltd.(*)	6.30	May. 29, 2023		4,642	4,642
	DB Financial Investment Co., Ltd.(*)	6.20	May. 22, 2023		2,785	2,785
	Shinhan Investment Corp.(*)	6.30	May. 29, 2023		5,571	5,571

				~~W~~	12,998	142,998

(*)

PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~23,343 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of March 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the three-month period ended March 31, 2023 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	124,987
Non-current					668,125

As of January 1, 2023					793,112

Repayments of long-term borrowings:
	Korea Development Bank(*1)	1.87	Feb. 10, 2026		(3,125)
	Credit Agricole CIB(*2,3)	3M CD + 0.82	Dec. 14, 2023		(3,125)

					(6,250)

Other changes(*4)					5
Current(*5)					131,867
Non-current(*5)					655,000

As of March 31, 2023				~~W~~	786,867

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.

(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.

(*3)	3M CD rates are 3.59% as of March 31, 2023.

(*4)	Other changes include the effects on changes in present value discount for the three-month period ended March 31, 2023.

(*5)	~~W~~13,125 million were reclassified from non-current to current for the three-month period ended March 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,843,840	1,842,599
Non-current					6,542,110	6,524,095

As of January 1, 2023					8,385,950	8,366,694
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		110,000	109,506
Unsecured corporate bonds	Refinancing fund	3.83	Feb. 17, 2028		190,000	189,224
Unsecured corporate bonds(*1)	Refinancing fund	4.21	Feb. 28, 2025		50,000	49,769
Unsecured corporate bonds(*1)	Refinancing fund	4.28	Feb. 27, 2026		100,000	99,581
Unsecured corporate bonds(*1)	Refinancing fund	4.37	Mar. 2, 2028		90,000	89,612

					540,000	537,692

Debentures repaid:
Unsecured corporate bonds	Refinancing fund	2.81	Feb. 20, 2023		(100,000)	(100,000)
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		(170,000)	(170,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.93	Feb. 1, 2023		(80,000)	(80,000)

					(350,000)	(350,000)

Other changes(*2)					62,573	64,360
Current(*3)					1,883,040	1,882,174
Non-current(*3)					6,755,483	6,736,572

As of March 31, 2023				~~W~~	8,638,523	8,618,746

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

16.	Borrowings and Debentures, Continued

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2023.
(*3)	~~W~~359,580 million were reclassified from non-current to current for the three-month period ended March 31, 2023.

17.	Long-Term Payables – Other

(1)	As of March 31, 2023 and December 31, 2022, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 15):

(In millions of won)
	March 31, 2023		December 31, 2022
Long-term payables - other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables – other		(45,580)	(52,129)
Current installments of long-term payables – other		(363,086)	(398,874)

Carrying amount at period end	~~W~~	881,559	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables – other for the three-month periods ended March 31, 2023 and 2022 amounts at ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		738,300
3~5 years		182,775

	~~W~~	1,290,225

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

18.	Provisions

Changes in provisions for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2023							As of March 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	4,063	(397)	(139)	22	118,638	36,309	82,329
Emission allowance		2,186	638	—	—	—	2,824	2,824	—
Other provisions		1,823	—	(172)	(7)	14	1,658	507	1,151

	~~W~~	119,098	4,701	(569)	(146)	36	123,120	39,640	83,480

(In millions of won)
	For the three-month period ended March 31, 2022								As of March 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combina- tion	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	1,343	(1,623)	(62)	35	991	115,415	64,804	50,611
Emission allowance		1,885	722	—	(666)	—	—	1,941	1,941	—
Other provisions		10,379	1,130	(1)	(11)	(18)	—	11,479	550	10,929

	~~W~~	126,995	3,195	(1,624)	(739)	17	991	128,835	67,295	61,540

19.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,084,595	1,038,320
Fair value of plan assets		(1,199,497)	(1,214,007)

Defined benefit assets(*)		(115,021)	(175,748)

Defined benefit liabilities		119	61

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

19.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Beginning balance	~~W~~	1,038,320	1,035,016
Current service cost		33,061	34,233
Interest cost		12,511	6,555
Remeasurement - Demographic assumption		—	(5,672)
- Financial assumption		1,559	(31,830)
- Adjustment based on experience		23,702	14,779
Business combinations(*)		—	29,357
Benefit paid		(28,441)	(24,202)
Others		3,883	3,714

Ending balance	~~W~~	1,084,595	1,061,950

(*)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the three-month period ended March 31, 2022.

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Beginning balance	~~W~~	1,214,007	1,040,286
Interest income		15,091	6,521
Remeasurement		(966)	(4,495)
Contributions		10,000	7,534
Benefit paid		(37,042)	(38,398)
Business combinations(*)		—	26,618
Others		(1,593)	3,207

Ending balance	~~W~~	1,199,497	1,041,273

(*)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the three-month period ended March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

19.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Current service cost	~~W~~	33,061	34,233
Net interest cost (income)		(2,580)	34

	~~W~~	30,481	34,267

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	March 31, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		218,833,144	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(16,815)	(36,702)
Hybrid bonds(*2)		398,759	398,759
Share option(Note 21)		2,248	2,061
Others(*3)		(13,700,801)	(13,702,235)

	~~W~~	(11,545,609)	(11,567,117)

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

20.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the three-month periods ended March 31, 2023 and 2022, and details of shares outstanding as of March 31, 2023 and 2022 are as follows:

(In shares)	March 31, 2023			March 31, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	367,003	218,466,141	218,833,144	830,314	218,002,830

(3)	Details of treasury shares as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	March 31, 2023		December 31, 2022
Number of shares(*)		367,003	801,091
Acquisition cost	~~W~~	16,815	36,702

(*)

The Parent Company distributed 434,088 treasury shares (acquisition cost: ~~W~~19,887 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~193 million for the three-month period ended March 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

21.	Share-based payment arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	1-3	3	4	5	6
Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~
	Mar. 24, 2024	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2	8
Grant date	March 25, 2022	March 25, 2022	March 28, 2023
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704	190,000
Exercise price (in won)	56,860	56,860	47,280
Exercise period	Mar. 26, 2025	Mar. 26, 2024	Mar. 29, 2025
	~	~	~
	Mar. 25, 2029	Mar. 25, 2027	Mar. 28, 2028
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining part of 1-2st and 2nd share option were fully forfeited for the three-month period ended March 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

21.	Share-based payment arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.

Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the three-month period ended March 31, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the three-month period ended March 31, 2023		726
In subsequent periods		3,335

	~~W~~	159,640

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~4,961 million and ~~W~~4,221 million, respectively, which is included in accrued expenses as of March 31, 2023 and December 31, 2022.

As of March 31, 2023 and December 31, 2022, the carrying amounts of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~982 million and ~~W~~906 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

21.	Share-based payment arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	3.26%	3.26%	3.26%	3.30%	3.30%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	48,300	48,300	48,300	48,300	48,300
Expected volatility	20.70%	20.70%	20.70%	20.70%	20.70%
Expected dividends	6.80%	6.80%	6.80%	6.80%	6.80%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	848	1,559	2,277	10,289	4,008

(In won)	Series
	7-1	7-2	8
Risk-free interest rate	3.35%	3.30%	3.21%
Estimated option’s life	7 years	5 years	5 years
Share price on the remeasurement date	48,300	48,300	48,400
Expected volatility	20.70%	20.70%	20.90%
Expected dividends	6.80%	6.80%	6.80%
Exercise price	56,860	56,860	47,280
Per-share fair value of the option	3,288	2,781	5,492

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

21.	Share-based payment arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.70%	3.30%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	48,300	33,550	48,300
Expected volatility	20.70%	37.40%	20.70%
Expected dividends	6.80%	0.00%	6.80%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	2,334	1,760	1,641

22.	Retained Earnings

Retained earnings as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		8,130,992	8,444,953

	~~W~~	22,549,750	22,463,711

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

23.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	228,422	173,281
Other comprehensive income of investments in associates and joint ventures		205,531	173,477
Valuation gain on derivatives		14,543	14,463
Foreign currency translation differences for foreign operations		39,938	30,012

	~~W~~	488,434	391,233

(2)	Changes in reserves for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(55,524)	62,694	(8,318)	3,911	2,763
Balance as of March 31, 2022	~~W~~	577,716	116,464	25,600	18,221	738,001
Balance as of January 1, 2023	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		55,141	32,054	80	9,926	97,201

Balance as of March 31, 2023	~~W~~	228,422	205,531	14,543	39,938	488,434

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

24.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Communication	~~W~~	7,950	7,549
Utilities		117,829	95,213
Taxes and dues		7,351	7,899
Repair		99,183	96,272
Research and development		73,580	78,081
Training		8,941	7,050
Bad debt for accounts receivable – trade		9,417	9,195
Travel		5,846	2,753
Supplies and others		32,635	26,620

	~~W~~	362,732	330,632

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	5,929	4,923
Others		3,405	10,818

	~~W~~	9,334	15,741

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	64	—
Loss on disposal of property and equipment and intangible assets		1,245	2,119
Donations		4,775	5,250
Bad debt for accounts receivable – other		1,837	108
Others		3,134	6,430

	~~W~~	11,055	13,907

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

26.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended December 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Finance Income:
Interest income	~~W~~	12,998	9,810
Gain on sale of accounts receivable – other		—	1,043
Dividends		23,646	1,517
Gain on foreign currency transactions		5,574	1,351
Gain on foreign currency translations		1,759	2,704
Gain relating to financial instruments at FVTPL		8,231	7,892

	~~W~~	52,208	24,317

Finance Costs:
Interest expenses	~~W~~	93,070	73,925
Loss on sale of accounts receivable – other		24,078	2,837
Loss on foreign currency transactions		4,804	1,145
Loss on foreign currency translations		1,244	9,999
Loss relating to financial instruments at FVTPL		1,942	5,185

	~~W~~	125,138	93,091

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Interest income on cash equivalents and financial instruments	~~W~~	5,302	3,676
Interest income on loans and others		7,696	6,134

	~~W~~	12,998	9,810

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended

	March 31, 2023		March 31, 2022
Interest expense on borrowings	~~W~~	7,977	3,222
Interest expense on debentures		58,031	52,438
Others		27,062	18,265

	~~W~~	93,070	73,925

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended

	March 31, 2023		March 31, 2022
Accounts receivable – trade	~~W~~	9,417	9,195
Other receivables		1,837	105

	~~W~~	11,254	9,300

27.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Earnings per Share

Earnings per share is calculated to profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)	For the three-month period ended
	March 31, 2023		March 31, 2022
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	290,506	211,253
Interest on hybrid bonds		(3,692)	(3,692)

Profit attributable to owners of the Parent Company on common shares		286,814	207,561
Weighted average number of common shares outstanding		218,256,135	217,892,622

Basic earnings per share (in won)	~~W~~	1,314	953

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Disposal of treasury shares	434,088	224,082

	218,466,141	218,256,135

(In shares)	For the three-month period ended March 31, 2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	420,678	310,470

	218,002,830	217,892,622

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)	For the three-month period ended
	March 31, 2023		March 31, 2022
Profit attributable to owners of the Parent Company on common shares	~~W~~	286,814	207,561

Adjusted weighted average number of common shares outstanding		218,323,020	218,032,957

Diluted earnings per share (in won)	~~W~~	1,314	952

2)	The adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2023	March 31, 2022
Outstanding shares as of January 1	218,032,053	217,582,152
Effect of treasury shares	224,082	310,470
Effect of share option	66,885	140,335

Adjusted weighted average number of common shares outstanding	218,323,020	218,032,957

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	742,680	—	953,257	—	1,695,937
Financial instruments		89,171	—	133,474	—	222,645
Long-term investment securities(*)		227,495	1,271,696	—	—	1,499,191
Accounts receivable – trade		—	—	1,909,295	—	1,909,295
Loans and other receivables		293,057	—	947,002	—	1,240,059
Derivative financial assets		53,467	—	—	319,313	372,780

	~~W~~	1,405,870	1,271,696	3,943,028	319,313	6,939,907

(*)	The Group designated ~~W~~1,271,696 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	245,982	—	1,636,309	—	1,882,291
Financial instruments		148,365	—	89,240	—	237,605
Long-term investment securities(*)		221,139	1,189,597	—	—	1,410,736
Accounts receivable – trade		—	—	1,984,772	—	1,984,772
Loans and other receivables		332,669	—	909,003	—	1,241,672
Derivative financial assets		54,009	—	—	267,151	321,160

	~~W~~	1,002,164	1,189,597	4,619,324	267,151	7,078,236

(*)	The Group designated ~~W~~1,189,597 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	138,989	138,989
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	799,865	799,865
Debentures		—	8,618,746	8,618,746
Lease liabilities(*)		—	1,766,418	1,766,418
Accounts payable - other and others		—	4,368,136	4,368,136

	~~W~~	302,593	15,692,154	15,994,747

(In millions of won)	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	89,255	89,255
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	936,110	936,110
Debentures		—	8,366,694	8,366,694
Lease liabilities(*)		—	1,782,057	1,782,057
Accounts payable - other and others		—	5,505,465	5,505,465

	~~W~~	302,593	16,679,581	16,982,174

(*)

Lease liabilities are not applicable on category of financial liabilities but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2023 are as follows:

(In millions of won, thousands of foreign currencies)	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	65,437	~~W~~	85,316	1,519,502	~~W~~	1,981,127
EUR	5,736		8,153	95		136
Others	—		336	—		418

		~~W~~	93,805		~~W~~	1,981,681

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures and borrowings.

As of March 31, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	5,520	(5,520)
EUR		801	(801)
Others		(8)	8

	~~W~~	6,313	(6,313)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2023, floating-rate borrowings and debentures amount to ~~W~~49,375 million and ~~W~~391,140 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings amounting to ~~W~~9,375 million and debentures. Therefore, profit before income taxes for the three-month period ended March 31, 2023 would not have been affected by the changes in interest rates of floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the three-month period ended March 31, 2023, would change by ~~W~~100 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of March 31, 2023, the floating-rate long-term payables – other are ~~W~~1,290,225 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the three-month period ended March 31, 2023, would change by ~~W~~3,226 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”)s with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate (“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate (“KOFR”), and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, thereby making it unclear when and how the transition to KOFR will take place.

The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended. Meanwhile, The Group is closely monitoring market trends for CD rate-related financial instruments.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of March 31, 2023 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of March 31, 2023.

Derivatives

The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Group’s hedged items and hedging instruments as of March 31, 2023 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	1,695,734	1,882,093
Financial instruments		222,645	237,605
Long-term investment securities		—	900
Accounts receivable – trade		1,909,295	1,984,772
Contract assets		128,064	132,221
Loans and other receivables		1,240,059	1,241,672
Derivative financial assets		372,780	321,160

	~~W~~	5,568,577	5,800,423

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2023 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	138,989	138,989	138,989	—	—
Borrowings(*)		799,865	832,257	164,234	668,023	—
Debentures(*)		8,618,746	9,806,530	2,187,569	5,513,400	2,105,561
Lease liabilities		1,766,418	2,079,437	395,047	1,145,383	539,007
Accounts payable – other and others(*)		4,368,136	4,467,613	3,508,283	959,159	171

	~~W~~	15,692,154	17,324,826	6,394,122	8,285,965	2,644,739

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	319,313	335,647	204,324	131,323	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2022.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Total liabilities	~~W~~	18,222,958	19,153,066
Total equity		12,316,735	12,155,196

Debt-equity ratios		147.95%	157.57%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2023 are as follows:

(In millions of won)	March 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,405,870	48,406	1,124,910	232,554	1,405,870
Derivative hedging instruments		319,313	—	319,313	—	319,313
FVOCI		1,271,696	1,065,721	—	205,975	1,271,696

	~~W~~	2,996,879	1,114,127	1,444,223	438,529	2,996,879

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	799,865	—	791,273	—	791,273
Debentures		8,618,746	—	8,333,205	—	8,333,205
Long-term payables – other		1,244,645	—	1,267,082	—	1,267,082

	~~W~~	10,663,256	—	10,391,560	—	10,391,560

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,002,164	44,431	727,014	230,719	1,002,164
Derivative hedging instruments		267,151	—	267,151	—	267,151
FVOCI		1,189,597	993,765	—	195,832	1,189,597

	~~W~~	2,458,912	1,038,196	994,165	426,551	2,458,912

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	936,110	—	911,597	—	911,597
Debentures		8,366,694	—	7,813,420	—	7,813,420
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	10,941,145	—	10,339,951	—	10,339,951

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2023 are as follows:

Interest rate
Derivative instruments	4.18% ~ 6.69%
Borrowings and debentures	3.73% ~ 4.08%
Long-term payables – other	3.68% ~ 4.10%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2023. The changes in financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2023 are as follows:

(In millions of won)	Balance as of January 1, 2023		Loss	OCI	Acquisition	Disposal	Balance as of March 31, 2023
Financial assets
FVTPL	~~W~~	230,719	(2,012)	2,156	2,528	(837)	232,554
FVOCI		195,832	—	3,765	6,378	—	205,975

	~~W~~	426,551	(2,012)	5,921	8,906	(837)	438,529

Financial liabilities
FVTPL	~~W~~	(302,593)	—	—	—	—	(302,593)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	237,162	(228,710)	8,452
Financial liabilities:
Accounts payable – other and others	~~W~~	234,649	(228,710)	5,939

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	245,835	(236,921)	8,914
Financial liabilities:
Accounts payable – other and others	~~W~~	244,509	(236,921)	7,588

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended

	March 31, 2023		March 31, 2022
Salaries	~~W~~	1,989	1,439
Defined benefit plan expense		530	313
Share option		539	67

	~~W~~	3,058	1,819

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)		For the three-month period ended March 31, 2023

Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	5,639	156,174	2,824

Associates	F&U Credit information Co., Ltd.		741	11,634	—
	SK USA, Inc.		—	612	—
	Daehan Kanggun BcN Co., Ltd.		5,206	—	—
	Others		—	7	—

			5,947	12,253	—

Others	SK Innovation Co., Ltd.		7,288	4,865	—
	SK Energy Co., Ltd.		868	5	—
	SK Geo Centric Co., Ltd.		162	—	—
	SK Networks Co., Ltd.(*3)		1,040	260,800	—
	SK Networks Service Co., Ltd.		1,382	17,031	6
	SK Ecoplant Co., Ltd.		671	—	—
	SK hynix Inc.		14,257	35	—
	SK Shieldus Co., Ltd.		14,054	40,394	834
	Content Wavve Corp.		3,428	21,067	146
	Eleven Street Co., Ltd.		18,164	7,008	—
	SK Planet Co., Ltd.		5,020	22,651	260
	SK RENT A CAR Co., Ltd.		3,765	4,826	—
	SK Magic Co., Ltd.		346	288	—
	Tmap Mobility Co., Ltd.		6,061	353	—
	One Store Co., Ltd.		4,402	6	—
	Dreamus Company		1,545	20,580	—
	UbiNS Co., Ltd.		58	10,327	803
	Happy Narae Co., Ltd.		254	2,708	4,365
	Others		11,008	4,061	9

			93,773	417,005	6,423

		~~W~~	105,359	585,432	9,247

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~54,505 million of dividends declared to be paid by the Parent Company.
(*3)	Operating expenses and others include costs for handset purchases amounting to ~~W~~244,239 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2022

Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	4,745	197,864	3,795

Associates	F&U Credit information Co., Ltd.		741	12,062	—
	HanaCard Co., Ltd.		5,610	1,085	2
	Daehan Kanggun BcN Co., Ltd.		2,445	—	—
	Others		51	1,064	—

			8,847	14,211	2

Others	SK Innovation Co., Ltd.		2,786	4,951	—
	SK Networks Co., Ltd.(*3)		975	238,361	—
	SK Networks Service Co., Ltd.		1,539	16,961	75
	SK Energy Co., Ltd.		830	24	—
	Content Wavve Corp.		3	23,516	—
	SK Shieldus Co., Ltd.		6,335	38,096	1,684
	Eleven Street Co., Ltd.		7,063	6,507	—
	SK Planet Co., Ltd.		3,058	22,845	586
	SK hynix Inc.		10,149	39	—
	Dreamus Company		769	23,234	—
	One Store Co., Ltd.		4,148	2	—
	Tmap Mobility Co., Ltd.		4,065	1,261	—
	UbiNS Co., Ltd.		23	10,944	4,329
	SK Geo Centric Co., Ltd.		148	—	—
	SK Ecoplant Co., Ltd.		631	—	—
	SK RENT A CAR Co., Ltd.		1,865	3,815	—
	SK Magic Co., Ltd.		588	267	—
	Others		4,964	5,642	3,307

			49,939	396,465	9,981

		~~W~~	63,531	608,540	13,778

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~109,010 million of dividends declared to be paid by the Parent Company.
(*3)	Operating expenses and others include costs for handset purchases amounting to ~~W~~225,935 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)		March 31, 2023

		Receivables			Payables

Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.

Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,508	89,471
Associates	F&U Credit information Co., Ltd.		—	9	3,444
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	4,406	—
	Others		—	232	—

			22,147	5,548	3,444

Others	SK Innovation Co., Ltd.		—	12,009	31,836
	SK Networks Co., Ltd.		—	902	164,695
	Mintit Co., Ltd.		—	16,085	1
	SK hynix Inc.		—	10,464	134
	Happy Narae Co., Ltd.		—	119	861
	SK Shieldus Co., Ltd.		—	11,994	26,775
	Content Wavve Corp.		—	1,538	15
	Incross Co., Ltd.		—	3,244	2,195
	Eleven Street Co., Ltd.		—	4,402	14,795
	SK Planet Co., Ltd.		—	6,853	23,776
	SK RENT A CAR Co., Ltd.		—	1,205	24,721
	UbiNS Co., Ltd.		—	—	6,315
	Others(*3)		16,949	8,561	29,673

			16,949	77,376	325,792

		~~W~~	39,096	84,432	418,707

(*1)	As of March 31, 2023, the Parent Company recognized full loss allowance for the balance of accounts receivable – trade.
(*2)	As of March 31, 2023, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)	SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2023 and December 31, 2022 are as follows, Continued:

(In millions of won)		December 31, 2022

		Receivables			Payables

Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.

Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,383	103,141
Associates	F&U Credit information Co., Ltd.		—	64	5,682
	SK USA, Inc.		—	—	1,519
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	Others		—	—	65

			22,147	4,164	7,266

Others	SK Innovation Co., Ltd.		—	9,726	33,091
	SK Networks Co., Ltd.		—	488	113,943
	Mintit Co., Ltd.		—	35,058	3
	SK hynix Inc.		—	15,494	311
	Happy Narae Co., Ltd.		—	31	31,979
	SK Shieldus Co., Ltd.		—	14,035	17,447
	Content Wavve Corp.		—	349	19,244
	Incross Co., Ltd.		—	3,774	16,152
	Eleven Street Co., Ltd.		—	6,797	13,026
	SK Planet Co., Ltd.		—	8,190	43,238
	SK RENT A CAR Co., Ltd.		—	1,291	22,895
	UbiNS Co., Ltd.		—	—	21,179
	Others(*3)		16,475	13,996	41,890

			16,475	109,229	374,398

		~~W~~	38,622	115,776	484,805

(*1)	As of December 31, 2022, the Parent Company recognized loss allowance amounting to ~~W~~379 million on accounts receivable – trade.
(*2)	As of December 31, 2022, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)	SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party.

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the three-month period ended March 31, 2023 are as presented in note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of March 31, 2023.

Meanwhile, PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~23,343 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term borrowings as of March 31, 2023.

(2)	Legal claims and litigations

As of March 31, 2023, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~315,276 million and ~~W~~357,467 million as of March 31, 2023 and December 31, 2022, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

32.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. Before March 31, 2025, the Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Interest income	~~W~~	(12,998)	(9,810)
Dividends		(23,646)	(1,517)
Gain on foreign currency translations		(1,759)	(2,704)
Gain on sale of accounts receivable – other		—	(1,043)
Loss (gain) relating to investments in associates and joint ventures, net		(771)	38,445
Gain on disposal of property and equipment and intangible assets		(5,929)	(4,923)
Gain relating to financial instruments at FVTPL		(8,231)	(7,892)
Other income		(1,204)	(1,929)
Interest expenses		93,070	73,925
Loss on foreign currency translations		1,244	9,999
Loss on sale of accounts receivable – other		24,078	2,837
Income tax expense		118,397	106,663
Expense related to defined benefit plan		30,481	34,267
Share option		803	74,729
Bonus paid by treasury shares		20,080	24,338
Depreciation and amortization		934,379	946,267
Bad debt for accounts receivable – trade		9,417	9,195
Loss on impairment of property and equipment and intangible assets		64	—
Loss on disposal of property and equipment and intangible assets		1,245	2,119
Bad debt for accounts receivable – other		1,837	105
Loss relating to financial instruments at FVTPL		1,942	5,185
Other expenses		7,911	3,563

	~~W~~	1,190,410	1,301,819

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Accounts receivable – trade	~~W~~	76,590	(39,361)
Accounts receivable – other		6,988	(59,175)
Advanced payments		14,904	6,899
Prepaid expenses		(22,879)	(31,842)
Inventories		(37,518)	(46,952)
Long-term accounts receivable – other		18,984	12,391
Contract assets		(4,907)	2,376
Guarantee deposits		(7,330)	4,775
Accounts payable – trade		49,530	(29,616)
Accounts payable – other		(431,943)	90,924
Withholdings		171,309	120,086
Contract liabilities		(11,010)	(11,219)
Deposits received		(111)	88
Accrued expenses		(190,179)	(205,514)
Provisions		(7)	(100)
Long-term provisions		(179)	(39)
Plan assets		27,042	30,864
Retirement benefit payment		(28,441)	(24,202)
Others		(2,267)	35,550

	~~W~~	(371,424)	(144,067)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(578,571)	(487,412)
Increase of right-of-use assets		111,050	167,149
Transfer from property and equipment to investment property		17,495	928

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

34.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2023 are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Total
Emissions rights allocated free of charge	1,387,671	1,036,447	1,209,243	3,633,361

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022(*)	Quantities allocated in the three-month period ended March 31, 2023	Total
Beginning	306,234	382,870	281,234	970,338
Allocation at no cost	1,387,671	1,036,447	1,209,243	3,633,361
Other changes	(8,049)	(2,238)	(2,238)	(12,525)
Purchase	—	(7,000)	—	(7,000)
Surrender or shall be surrendered	(1,424,476)	(1,140,316)	(1,227,222)	(3,792,014)
Borrowed	19,854	108,790	195,696	324,340

Ending	281,234	378,553	456,713	1,116,500

(*)	Changes for the year ended December 31, 2022 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in May 2023.

(3)	As of March 31, 2023, the estimated annual greenhouse gas emissions quantities of the Group are 2,439,945 tCO2-eQ.

35.	Non-current Assets Held for Sale

The Group classified investments in associates and long-term investment securities scheduled to be liquidated as non-current assets held for sale as of March 31, 2023 and December 31, 2022, and the details are as follows:

(In millions of won)		March 31, 2023		December 31, 2022
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~	1,062	1,062

Long-term investment securities	Digital Content Korea Fund		3,395	3,645
	InterVest Fund		107	107
	Central Fusion Content Fund		883	1,563

		~~W~~	5,447	6,377

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2023 and 2022 (Unaudited)

36.	Subsequent Events

The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 20, 2023, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~181,327 million)
Dividend rate	1.72%
Record date	March 31, 2023
Date of distribution	May 10, 2023

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For the Three-Month Period ended March 31, 2023

(With the Independent Auditor’s Review Report Thereon)

Report on review of interim separate financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (collectively referred to as the “Company”), which comprise the interim separate statement of financial position as of March 31, 2023, and the related interim separate statements of profit or loss, interim separate statements of comprehensive income, interim separate statements of changes in equity and interim separate statements of cash flows for the three-month periods ended March 31, 2023 and 2022, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and fair presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the separate statement of financial position as of December 31, 2022, and the related separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 10, 2023 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2022 presented for comparative purposes is not different, in all material respects, from the above audited separate statement of financial position.

May 12, 2023

This report is effective as of May 12, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. (the “Company”)

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

The accompanying interim separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(In millions of won)	Note	March 31, 2023 (Unaudited)		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	699,543	1,217,504
Short-term financial instruments	27,28		173,185	169,829
Accounts receivable – trade, net	4,27,28,29		1,405,591	1,425,695
Short-term loans, net	4,27,28		78,096	70,043
Accounts receivable – other, net	4,27,28,29,30		574,106	435,096
Contract assets	6,28		11,609	12,100
Prepaid expenses	5		1,907,454	1,908,987
Guarantee deposits	4,27,28,29		63,427	63,516
Derivative financial assets	27,28		144,906	123,999
Inventories, net			30,409	23,355
Advanced payments and others	4,27,28		30,107	48,336

		5,118,433		5,498,460

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,226,138	1,155,188
Investments in subsidiaries, associates and joint ventures	8		4,637,131	4,621,807
Property and equipment, net	9,11,29		9,131,445	9,519,663
Investment property, net	10		55,421	52,023
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		2,544,543	2,693,400
Long-term loans, net	4,27,28,29		173	194
Long-term accounts receivable – other	4,27,28,30		362,137	377,858
Long-term contract assets	6,28		18,421	20,998
Long-term prepaid expenses	5		930,719	935,710
Guarantee deposits, net	4,27,28,29		101,048	92,019
Long-term derivative financial assets	27,28		149,520	126,737
Defined benefit assets	16		5,548	31,225
Other non-current assets			2,337	249

		20,471,171		20,933,661

Total Assets		~~W~~	25,589,604	26,432,121

(Continued)

1

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of March 31, 2023 and December 31, 2022

(In millions of won)	Note	March 31, 2023 (Unaudited)		December 31, 2022
Liabilities and Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,559,158	2,334,484
Contract liabilities	6		68,916	80,654
Withholdings	27,28		750,662	604,681
Accrued expenses	27,28		705,517	871,095
Income tax payable	25		122,634	82,554
Provisions	15,32		31,413	31,651
Short-term borrowings	13,27,28		—	100,000
Current portion of long-term debt, net	13,27,28		1,341,576	1,383,097
Lease liabilities	27,28,29		335,360	337,320
Current portion of long-term payables – other	14,27,28		363,086	398,874
Other current liabilities	27,28		4,884	11,725

		5,283,206		6,236,135

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,831,234	5,705,873
Long-term borrowings, excluding current portion, net	13,27,28		630,000	640,000
Long-term payables – other	14,27,28		881,559	1,239,467
Long-term contract liabilities	6		11,621	12,745
Long-term derivative financial liabilities	27,28		302,593	302,593
Long-term lease liabilities	27,28,29		1,012,808	1,041,991
Long-term provisions	15		69,571	65,754
Deferred tax liabilities	25		814,455	754,321
Other non-current liabilities	27,28		63,469	49,860

		9,617,310		9,812,604

Total Liabilities			14,900,516	16,048,739

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,486,675)	(4,506,693)
Retained earnings	19		14,921,269	14,691,461
Reserves	20		224,001	168,121

Total Shareholders’ Equity			10,689,088	10,383,382

Total Liabilities and Shareholders’ Equity		~~W~~	25,589,604	26,432,121

The accompanying notes are an integral part of the interim separate financial statements.

2

SK TELECOM CO., LTD.

Interim Separate Statements of Profit or Loss

For the three-month periods ended March 31, 2023 and 2022

(In millions of won, except for earnings per share)	Note	2023 (Unaudited)		2022 (Unaudited)
Operating revenue:	21,29
Revenue		~~W~~	3,117,255	3,077,393
Operating expenses:	29
Labor			233,079	291,863
Commission	5		1,179,373	1,154,732
Depreciation and amortization			671,001	677,864
Network interconnection			124,824	144,046
Leased lines			51,040	45,882
Advertising			26,979	16,879
Rent			33,662	28,095
Cost of goods sold			131,583	125,027
Others	22		250,053	236,064

			2,701,594	2,720,452

Operating profit			415,661	356,941
Finance income	24		195,849	45,732
Finance costs	24		(109,294)	(67,250)
Other non-operating income	23		7,008	13,631
Other non-operating expenses	23		(7,619)	(11,377)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		—	950

Profit before income tax			501,605	338,627
Income tax expense	25		79,452	86,609

Profit for the period		~~W~~	422,153	252,018

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,917	1,140
Diluted earnings per share (in won)			1,917	1,139

The accompanying notes are an integral part of the interim separate financial statements.

3

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Profit for the period		~~W~~	422,153	252,018
Other comprehensive income (loss): Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		(7,686)	14,527
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		54,354	(57,221)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		1,526	(3,108)

Other comprehensive income (loss) for the period, net of taxes			48,194	(45,802)

Total comprehensive income		~~W~~	470,347	206,216

The accompanying notes are an integral part of the interim separate financial statements.

4

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	252,018	—	252,018
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	14,527	(60,329)	(45,802)

			—	—	—	—	—	—	—	266,545	(60,329)	206,216

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(361,186)	—	(361,186)
Share option	18		—	—	—	—	45,888	28,358	74,246	—	—	74,246
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)
Transactions of treasury shares	17,18		—	—	19,273	—	(91,062)	74,679	2,890	—	—	2,890

			—	—	19,273	—	(45,174)	103,037	77,136	(364,878)	—	(287,742)

Balance as of March 31, 2022 (Unaudited)		~~W~~	30,493	1,771,000	(38,041)	398,759	1,992	(6,632,845)	(4,499,135)	14,672,285	577,687	10,781,330

Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	422,153	—	422,153
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(7,686)	55,880	48,194

			—	—	—	—	—	—	—	414,467	55,880	470,347

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(180,967)	—	(180,967)
Share option	18		—	—	—	—	187	(200)	(13)	—	—	(13)
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)
Transactions of treasury shares	17,18		—	—	19,887	—	—	144	20,031	—	—	20,031

			—	—	19,887	—	187	(56)	20,018	(184,659)	—	(164,641)

Balance as of March 31, 2023 (Unaudited)		~~W~~	30,493	1,771,000	(16,815)	398,759	2,248	(6,641,867)	(4,486,675)	14,921,269	224,001	10,689,088

The accompanying notes are an integral part of the interim separate financial statements.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	422,153	252,018
Adjustments for income and expenses	31		739,559	934,816
Changes in assets and liabilities related to operating activities	31		(371,938)	(34,254)

			789,774	1,152,580
Interest received			5,821	5,819
Interest paid			(94,571)	(58,399)
Income tax refund (paid)			405	(498)

Net cash provided by operating activities			701,429	1,099,502

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			323	—
Collection of short-term loans			30,161	29,830
Proceeds from disposals of long-term investment securities			215	—
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			—	5,800
Proceeds from disposals of property and equipment			1,822	1,369

			32,521	36,999
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(46,400)
Increase in short-term loans			(38,274)	(33,954)
Acquisitions of long-term investment securities			—	(10,000)
Acquisitions of investments in subsidiaries, associates and joint ventures			(15,324)	(62,660)
Acquisitions of property and equipment			(645,898)	(653,996)
Acquisitions of intangible assets			(3,046)	(2,690)

			(702,542)	(809,700)

Net cash used in investing activities		~~W~~	(670,021)	(772,701)

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023 (Unaudited)		2022 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	—	150,000
Proceeds from long-term borrowings			—	200,000
Proceeds from issuance of debentures			298,730	—

			298,730	350,000
Cash outflows for financing activities:
Repayments of short-term borrowings			(100,000)	—
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(270,000)	(280,000)
Payments of interest on hybrid bonds			(3,692)	(3,692)
Repayments of lease liabilities			(74,166)	(73,759)

			(848,103)	(757,696)

Net cash used in financing activities			(549,373)	(407,696)

Net decrease in cash and cash equivalents			(517,965)	(80,895)
Cash and cash equivalents at beginning of the period			1,217,504	158,823
Effects of exchange rate changes on cash and cash equivalents			4	(5)

Cash and cash equivalents at end of the period		~~W~~	699,543	77,923

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. As of March 31, 2023, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	17,323,760	7.91
Institutional investors and other shareholders	131,627,497	60.15
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	367,003	0.17

	218,833,144	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2022. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

8

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2022.

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022, except for the adoption of new and revised KIFRS applied from January 1, 2023, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2023, initially, but these amended standards are not expected to have a significant impact on the Company’s interim separate financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

•	Definition of Accounting Estimates (Amendments to KIFRS 1008)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

•	KIFRS 1117 Insurance Contracts and its amendments

10

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,500,537	(94,946)	1,405,591
Short-term loans		78,885	(789)	78,096
Accounts receivable – other(*)		608,326	(34,220)	574,106
Guarantee deposits		63,427	—	63,427
Accrued income		1,068	—	1,068

		2,252,243	(129,955)	2,122,288
Non-current assets:
Long-term loans		41,209	(41,036)	173
Long-term accounts receivable – other(*)		362,137	—	362,137
Guarantee deposits		101,048	—	101,048

		504,394	(41,036)	463,358

	~~W~~	2,756,637	(170,991)	2,585,646

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2023 include ~~W~~293,057 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,511,926	(86,231)	1,425,695
Short-term loans		70,751	(708)	70,043
Accounts receivable – other(*)		467,800	(32,704)	435,096
Guarantee deposits		63,516	—	63,516
Accrued income		1,168	—	1,168

		2,115,161	(119,643)	1,995,518
Non-current assets:
Long-term loans		41,231	(41,037)	194
Long-term accounts receivable – other(*)		377,858	—	377,858
Guarantee deposits		92,019	—	92,019

		511,108	(41,037)	470,071

	~~W~~	2,626,269	(160,680)	2,465,589

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2023
Accounts receivable – trade	~~W~~	86,231	6,920	(318)	2,113	94,946
Accounts receivable – other, etc.		74,449	1,337	(89)	348	76,045

	~~W~~	160,680	8,257	(407)	2,461	170,991

(In millions of won)
	January 1, 2022		Impairment (reversal)	Write-offs(*)	Collection of receivables previously written-off	March 31, 2022
Accounts receivable – trade	~~W~~	92,762	5,894	(216)	2,564	101,004
Accounts receivable – other, etc.		76,856	(91)	(54)	391	77,102

	~~W~~	169,618	5,803	(270)	2,955	178,106

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,860,976	1,877,900
Others		46,478	31,087

	~~W~~	1,907,454	1,908,987

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	899,779	904,746
Others		30,940	30,964

	~~W~~	930,719	935,710

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Amortization recognized	~~W~~	607,362	604,797

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	30,030	33,098
Contract liabilities:
Wireless service contracts		19,090	18,544
Customer loyalty programs		6,994	7,706
Others		54,453	67,149

	~~W~~	80,537	93,399

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~18,533 million and ~~W~~15,418 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

7.	Long-term Investment Securities

Details of long-term investment securities as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	Category		March 31, 2023		December 31, 2022
Equity instruments	FVOCI	(*)	~~W~~	1,139,686	1,066,785
Debt instruments	FVTPL			86,452	88,403

			~~W~~	1,226,138	1,155,188

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of March 31, 2023 and December 31, 2022 are ~~W~~1,139,686 million and ~~W~~1,066,785 million, respectively.

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Investments in subsidiaries	~~W~~	3,207,687	3,200,863
Investments in associates and joint ventures		1,429,444	1,420,944

	~~W~~	4,637,131	4,621,807

(2)	Details of investments in subsidiaries as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	March 31, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	299,052,435	74.4		2,215,427	2,215,427
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*1)	—	100.0		166,215	159,631
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Quantum Innovation Fund I(*2)	—	59.9		11,866	11,626
SAPEON Inc.	400,000	62.5		48,456	48,456
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,207,687	3,200,863

(*1)	The Company additionally contributed ~~W~~6,584 million in cash for the three-month period ended March 31, 2023, but there is no change in the ownership interest.
(*2)	The Company additionally contributed ~~W~~240 million in cash for the three-month period ended March 31, 2023, but there is no change in the ownership interest.

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	March 31, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SM. Culture & Contents Co., Ltd.	22,033,898	23.0		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Invites Healthcare Co., Ltd.(*3)	279,999	31.1		—	—
CMES Inc.(*2)	42,520	7.7		900	900
Konan Technology Inc.	1,179,580	20.8		22,413	22,413
Telecom Daean Evaluation Co., Ltd. (tentative)(*4)	1,300,000	26.0		6,500	—
12CM JAPAN and others(*2)	—	—		77,550	77,550

				1,421,444	1,414,944

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5,6)	—	48.2		8,000	6,000

				8,000	6,000

			~~W~~	1,429,444	1,420,944

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2023 and December 31, 2022 are as follows, Continued:

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)	The Company recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in its entirety as an impairment loss for the year ended December 31, 2022.
(*4)	The Company newly acquired the investment for a contribution of W6,500 million and obtained significant influence over the investee during the three-month period ended March 31, 2023.
(*5)	The Company additionally contributed ~~W~~2,000 million in cash for the three-month period ended March 31, 2023, but there is no change in the ownership interest.
(*6)	As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market value of investments in listed associates as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)
	March 31, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM.Culture & Contents Co., Ltd.	~~W~~	3,255	22,033,898	71,720	2,960	22,033,898	65,220
Konan Technology Inc.		98,400	1,179,580	116,071	28,250	1,179,580	33,323

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	3	(287)	64,298	—	710,300
Buildings		562,976	7	(5)	3,501	(10,347)	556,132
Structures		264,327	—	(2)	2,267	(9,595)	256,997
Machinery		5,274,612	3,852	(39)	438,917	(400,664)	5,316,678
Right-of-use assets		1,372,466	62,155	(13,332)	(4,057)	(88,695)	1,328,537
Other		444,324	65,343	(106)	(121,493)	(16,530)	371,538
Construction in progress		954,672	41,997	—	(405,406)	—	591,263

	~~W~~	9,519,663	173,357	(13,771)	(21,973)	(525,831)	9,131,445

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(3)	3,514	—	625,125
Buildings		564,976	137	(100)	13,727	(10,175)	568,565
Structures		290,813	1	—	6,828	(9,500)	288,142
Machinery		5,331,485	3,665	(120)	302,611	(398,237)	5,239,404
Right-of-use assets		1,370,897	151,518	(11,278)	(14,801)	(87,565)	1,408,771
Other		439,982	82,713	(262)	(59,345)	(18,774)	444,314
Construction in progress		698,641	94,524	(237)	(273,538)	—	519,390

	~~W~~	9,318,408	332,558	(12,000)	(21,004)	(524,251)	9,093,711

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	536	—	17,021
Buildings		19,066	355	(497)	18,924
Right-of-use assets		16,472	5,426	(2,422)	19,476

	~~W~~	52,023	6,317	(2,919)	55,421

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(278)	—	16,806
Buildings		21,768	(194)	(496)	21,078
Right-of-use assets		6,248	14,853	(1,800)	19,301

	~~W~~	45,100	14,381	(2,296)	57,185

(2)	The Company recognized lease income of ~~W~~5,988 million and ~~W~~5,587 million for the three-month periods ended March 31, 2023 and 2022, respectively, from investment property.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

11.	Leases

(1)	Details of the right-of-use assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	1,081,251	1,113,958
Others		247,286	258,508

	~~W~~	1,328,537	1,372,466

(2)	Details of amounts recognized in the interim separate statements of profit or loss for the three-month periods ended March 31, 2023 and 2022 as a lessee are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	69,744	69,315
Others(*)		18,951	18,250

	~~W~~	88,695	87,565

Interest expense on lease liabilities	~~W~~	7,520	5,472

(*)	Others include the amount reclassified to research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets the Company recognized are immaterial.

(3)	The total cash outflows due to lease payments for the three-month periods ended March 31, 2023 and 2022 amounted to ~~W~~81,786 million and ~~W~~79,250 million, respectively.

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(120,625)	1,961,807
Land usage rights		1,127	—	—	—	(243)	884
Industrial rights		19,112	624	—	—	(1,060)	18,676
Facility usage rights		13,245	691	—	50	(677)	13,309
Club memberships(*1)		56,897	1,231	—	—	—	58,128
Other(*2)		520,587	500	—	24,313	(53,661)	491,739

	~~W~~	2,693,400	3,046	—	24,363	(176,266)	2,544,543

(In millions of won)	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(119,195)	2,440,494
Land usage rights		2,449	—	—	—	(404)	2,045
Industrial rights		10,934	2,014	—	(111)	(1,170)	11,667
Facility usage rights		14,355	204	(1)	38	(695)	13,901
Club memberships(*1)		51,356	11	—	—	—	51,367
Other(*2)		564,547	461	—	8,630	(65,311)	508,327

	~~W~~	3,203,330	2,690	(1)	8,557	(186,775)	3,027,801

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of March 31, 2023 are as follows:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	142,725	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		387,871	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		455,315	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		291,505	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		682,484	5G service	Apr. 2019	Nov. 2028
28 GHz license		1,907	5G service	Jan. 2021	May. 2023

	~~W~~	1,961,807

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

13.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	March 31, 2023		December 31, 2022
BNK Securities. Co.,Ltd.	4.60	—	~~W~~	—	100,000

			~~W~~	—	100,000

(2)	There were no changes in long-term borrowings for the three-month period ended March 31, 2023.

(3)	Changes in debentures for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,283,650	1,283,097
Non-current					5,722,110	5,705,873

As of January 1, 2023					7,005,760	6,988,970

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		110,000	109,506
		3.83	Feb. 17, 2028		190,000	189,224

					300,000	298,730

Debentures repaid:
Unsecured corporate bonds	Refinancing fund	2.81	Feb. 20, 2023		(100,000)	(100,000)
	Operating and refinancing fund	1.64	Jan. 13, 2023		(170,000)	(170,000)

					(270,000)	(270,000)

Other changes(*1)					43,800	45,110
Current(*2)					1,231,900	1,231,576
Non-current(*2)					5,847,660	5,831,234

As of March 31, 2023				~~W~~	7,079,560	7,062,810

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2023.
(*2)	~~W~~199,806 million were reclassified from non-current to current for the three-month period ended March 31, 2023.

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of March 31, 2023 and December 31, 2022, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)	March 31, 2023		December 31, 2022
Long-term payables – other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables – other		(45,580)	(52,129)
Current installments of long-term payables – other		(363,086)	(398,874)

Carrying amount at period end	~~W~~	881,559	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables – other for the three-month periods ended March 31, 2023 and 2022 amounts at ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2023 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		738,300
3 ~ 5 years		182,775

	~~W~~	1,290,225

15.	Provisions

Changes in provisions for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended March 31, 2023						As of March 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	3,333	(392)	—	98,510	28,939	69,571
Emission allowance		1,836	638	—	—	2,474	2,474	—

	~~W~~	97,405	3,971	(392)	—	100,984	31,413	69,571

(In millions of won)	For the three-month period ended March 31, 2022						As of March 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	1,333	(1,525)	—	94,492	56,890	37,602
Emission allowance		1,885	722	—	(666)	1,941	1,941	—

	~~W~~	96,569	2,055	(1,525)	(666)	96,433	58,831	37,602

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	530,650	508,622
Fair value of plan assets		(536,198)	(539,847)

	~~W~~	(5,548)	(31,225)

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Beginning balance	~~W~~	508,622	483,001
Current service cost		13,822	13,383
Interest cost		6,398	2,862
Remeasurement
- Demographic assumption		—	(5,672)
- Financial assumption		—	(31,830)
- Adjustment based on experience		11,676	14,842
Benefit paid		(11,625)	(8,195)
Others		1,757	3,398

Ending balance	~~W~~	530,650	471,789

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Beginning balance	~~W~~	539,847	476,099
Interest income		6,745	2,752
Remeasurement		1,202	(2,552)
Contribution		10,000	5,000
Benefit paid		(18,027)	(17,805)
Others		(3,569)	3,029

Ending balance	~~W~~	536,198	466,523

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

16.	Defined Benefit Assets, Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Current service cost	~~W~~	13,822	13,383
Net interest cost (income)		(347)	110

	~~W~~	13,475	13,493

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)	March 31, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		218,833,144	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(16,815)	(36,702)
Hybrid bonds(*2)		398,759	398,759
Share option(Note 18)		2,248	2,061
Others		(6,641,867)	(6,641,811)

	~~W~~	(4,486,675)	(4,506,693)

(*1)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

17.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the three-month periods ended March 31, 2023 and 2022, and details of shares outstanding as of March 31, 2023 and 2022 are as follows:

(In shares)	March 31, 2023			March 31, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	367,003	218,466,141	218,833,144	830,314	218,002,830

(3)	Detail of treasury shares as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, except for share data)	March 31, 2023		December 31, 2022
Number of shares(*)		367,003	801,091
Acquisition cost	~~W~~	16,815	36,702

(*)

The Company distributed 434,088 treasury shares (acquisition cost: ~~W~~19,887 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~193 million for the three-month period ended March 31, 2023.

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

18.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	1-3	3	4	5	6
Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~
	Mar. 24, 2024	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2	8
Grant date	March 25, 2022	March 25, 2022	March 28, 2023
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704	190,000
Exercise price (in won)	56,860	56,860	47,280
Exercise period	Mar. 26, 2025	Mar. 26, 2024	Mar. 29, 2025
	~	~	~
	Mar. 25, 2029	Mar. 25, 2027	Mar. 28, 2028
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining part of 1-2st and 2nd share option were fully forfeited for the three-month period ended March 31, 2023.

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

18.	Share based payment arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022

	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.

Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the three-month period ended March 31, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the three-month period ended March 31, 2023		726
In subsequent periods		3,335

	~~W~~	159,640

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~4,961 million and ~~W~~4,221 million, respectively, which is included in accrued expenses as of March 31, 2023 and December 31, 2022.

As of March 31, 2023 and December 31, 2022, the carrying amounts of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~982 million and ~~W~~906 million, respectively.

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

18.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the grant date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6

Risk-free interest rate	3.26%	3.26%	3.26%	3.30%	3.30%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	48,300	48,300	48,300	48,300	48,300
Expected volatility	20.70%	20.70%	20.70%	20.70%	20.70%
Expected dividends	6.80%	6.80%	6.80%	6.80%	6.80%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	848	1,559	2,277	10,289	4,008

(In won)	Series
	7-1	7-2	8
Risk-free interest rate	3.35%	3.30%	3.21%
Estimated option’s life	7 years	5 years	5 years
Share price on the remeasurement date	48,300	48,300	48,400
Expected volatility	20.70%	20.70%	20.90%
Expected dividends	6.80%	6.80%	6.80%
Exercise price	56,860	56,860	47,280
Per-share fair value of the option	3,288	2,781	5,492

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

18.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the grant date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.70%	3.30%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	48,300	33,550	48,300
Expected volatility	20.70%	37.40%	20.70%
Expected dividends	6.80%	0.00%	6.80%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	2,334	1,760	1,641

19.	Retained Earnings

Retained earnings as of as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		502,511	672,703

	~~W~~	14,921,269	14,691,461

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	211,261	156,907
Valuation gain on derivatives		12,740	11,214

	~~W~~	224,001	168,121

(2)	Changes in reserves for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2022	~~W~~	613,010	25,006	638,016
Changes, net of taxes		(57,221)	(3,108)	(60,329)

Balance at March 31, 2022		555,789	21,898	577,687

Balance at January 1, 2023		156,907	11,214	168,121
Changes, net of taxes		54,354	1,526	55,880

Balance at March 31, 2023	~~W~~	211,261	12,740	224,001

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Products transferred at a point in time:
Product sales	~~W~~	22,914	23,424
Services transferred over time:
Wireless service revenue(*1)		2,626,979	2,587,076
Cellular interconnection revenue		115,364	132,388
Others(*2)		351,998	334,505

		3,094,341	3,053,969

	~~W~~	3,117,255	3,077,393

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed; thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Communication	~~W~~	6,639	6,650
Utilities		86,355	72,011
Taxes and dues		3,374	2,520
Repair		56,977	54,352
Research and development		69,497	78,081
Training		6,500	4,959
Bad debt for accounts receivable – trade		6,920	5,894
Supplies and others		13,791	11,597

	~~W~~	250,053	236,064

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	5,343	4,353
Others		1,665	9,278

	~~W~~	7,008	13,631

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	512	1,729
Donations		4,710	5,000
Bad debt (reversal) for accounts receivable – other		1,337	(91)
Others		1,060	4,739

	~~W~~	7,619	11,377

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Finance Income:
Interest income	~~W~~	5,703	6,357
Gain on sale of accounts receivable – other		—	1,043
Dividends		183,184	37,227
Gain on foreign currency transactions		2,551	821
Gain on foreign currency translations		526	284
Gain relating to financial instruments at FVTPL		3,885	—

	~~W~~	195,849	45,732

Finance Costs:
Interest expenses	~~W~~	80,662	63,515
Loss on sale of accounts receivable – other		24,078	2,837
Loss on foreign currency transactions		2,342	722
Loss on foreign currency translations		270	169
Loss relating to financial instruments at FVTPL		1,942	7

	~~W~~	109,294	67,250

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Interest income on cash equivalents and short-term financial instruments	~~W~~	779	1,420
Interest income on loans and others		4,924	4,937

	~~W~~	5,703	6,357

(3)	Details of interest expenses included in finance costs income for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Interest expense on borrowings	~~W~~	7,429	3,567
Interest expense on debentures		50,297	43,551
Others		22,936	16,397

	~~W~~	80,662	63,515

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Accounts receivable – trade	~~W~~	6,920	5,894
Other receivables		1,337	(91)

	~~W~~	8,257	5,803

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

26.	Earnings per Share

Earnings	per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	For the three-month period ended
	March 31,2023		March 31, 2022
Profit for the period	~~W~~	422,153	252,018
Interest on hybrid bonds		(3,692)	(3,692)

Profit for the period on common shares		418,461	248,326
Weighted average number of common shares outstanding		218,256,135	217,892,622

Basic earnings per share (in won)	~~W~~	1,917	1,140

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Disposal of treasury shares	434,088	224,082

	218,466,141	218,256,135

(In shares)	For the three-month period ended March 31, 2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	420,678	310,470

	218,002,830	217,892,622

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	For the three-month period ended
	March 31, 2023		March 31, 2022
Profit for the period on common shares	~~W~~	418,461	248,326
Adjusted weighted average number of common shares outstanding		218,323,020	218,032,957

Diluted earnings per share (in won)	~~W~~	1,917	1,139

2)	The adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2023 and 2022 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2023	March 31, 2022
Outstanding shares as of January 1	218,032,053	217,582,152
Effect of treasury shares	224,082	310,470
Effect of share option	66,885	140,335

Adjusted weighted average number of common shares outstanding	218,323,020	218,032,957

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,713	—	697,830	—	699,543
Financial instruments		74,171	—	99,368	—	173,539
Long-term investment securities(*)		86,452	1,139,686	—	—	1,226,138
Accounts receivable – trade		—	—	1,405,591	—	1,405,591
Loans and other receivables		293,057	—	886,997	—	1,180,054
Derivative financial assets		28,114	—	—	266,312	294,426

	~~W~~	483,507	1,139,686	3,089,786	266,312	4,979,291

(*)	The Company designated ~~W~~1,139,686 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,390	—	1,216,114	—	1,217,504
Financial instruments		90,815	—	79,368	—	170,183
Long-term investment securities(*)		88,403	1,066,785	—	—	1,155,188
Accounts receivable – trade		—	—	1,425,695	—	1,425,695
Loans and other receivables		332,669	—	707,225	—	1,039,894
Derivative financial assets		28,114	—	—	222,622	250,736

	~~W~~	541,391	1,066,785	3,428,402	222,622	5,259,200

(*)	The Company designated ~~W~~1,066,785 million of equity instruments that are not held for trading as financial assets at FVOCI.

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	740,000	740,000
Debentures		—	7,062,810	7,062,810
Lease liabilities(*)		—	1,348,168	1,348,168
Accounts payable – other and others		—	3,828,534	3,828,534

	~~W~~	302,593	12,979,512	13,282,105

(In millions of won)	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	840,000	840,000
Debentures		—	6,988,970	6,988,970
Lease liabilities(*)		—	1,379,311	1,379,311
Accounts payable – other and others		—	5,009,512	5,009,512

	~~W~~	302,593	14,217,793	14,520,386

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2023 are as follows:

(In millions of won, thousands of foreign currencies)	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	22,948	~~W~~	29,919	1,199,861	~~W~~	1,564,379
EUR	426		605	85		121
Others	—		336	—		326

		~~W~~	30,860		~~W~~	1,564,826

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	2,579	(2,579)
EUR		48	(48)
Others		1	(1)

	~~W~~	2,628	(2,628)

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2023, floating-rate borrowings and debentures amount to ~~W~~40,000 million and ~~W~~391,140 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income taxes for the three-month period ended March 31, 2023 would not have been affected by the changes in interest rates of floating-rate debentures. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the three-month period ended March 31, 2023, would change by ~~W~~100 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of March 31, 2023, the floating-rate long-term payables – other are ~~W~~1,290,225 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the three-month period ended March 31, 2023, would change by ~~W~~3,226 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”)s with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet or change their LIBOR directly to alternative interest rates before the calculation is suspended.

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of March 31, 2023 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Company evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of March 31, 2023.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of March 31, 2023 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	699,480	1,217,467
Financial instruments		173,539	170,183
Long-term investment securities		—	900
Accounts receivable – trade		1,405,591	1,425,695
Contract assets		30,030	33,098
Loans and other receivables		1,180,054	1,039,894
Derivative financial assets		294,426	250,736

	~~W~~	3,783,120	4,137,973

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of March 31, 2023.

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2023 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	740,000	771,020	128,519	642,501	—
Debentures(*)		7,062,810	8,110,050	1,448,958	4,611,373	2,049,719
Lease liabilities		1,348,168	1,466,091	338,555	918,151	209,385
Accounts payable -other and others(*)		3,828,534	3,927,877	2,950,307	977,570	—

	~~W~~	12,979,512	14,275,038	4,866,339	7,149,595	2,259,104

(*) Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	266,312	281,989	150,666	131,323	—

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2022.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Total liabilities	~~W~~	14,900,516	16,048,739
Total equity		10,689,088	10,383,382
Debt-equity ratios		139.40%	154.56%

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	483,507	—	368,941	114,566	483,507
Derivative hedging instruments		266,312	—	266,312	—	266,312
FVOCI		1,139,686	1,059,966	—	79,720	1,139,686

	~~W~~	1,889,505	1,059,966	635,253	194,286	1,889,505

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	740,000	—	732,728	—	732,728
Debentures		7,062,810	—	6,802,592	—	6,802,592
Long-term payables – other		1,244,645	—	1,267,082	—	1,267,082

	~~W~~	9,047,455	—	8,802,402	—	8,802,402

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	541,391	—	424,876	116,515	541,391
Derivative hedging instruments		222,622	—	222,622	—	222,622
FVOCI		1,066,785	987,065	—	79,720	1,066,785

	~~W~~	1,830,798	987,065	647,498	196,235	1,830,798

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	840,000	—	817,771	—	817,771
Debentures		6,988,970	—	6,488,453	—	6,488,453
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	9,467,311	—	8,921,158	—	8,921,158

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2023 and December 31, 2022 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2023 are as follows:

Interest rate
Derivative instruments	4.18% ~ 4.81%
Borrowings and debentures	3.73% ~ 4.08%
Long-term payables – other	3.68% ~ 4.10%

2)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2023. The changes in financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Loss	Acquisition	Disposal	Balance as of March 31, 2023
Financial assets:
FVTPL	~~W~~	116,515	(1,933)	—	(16)	114,566
FVOCI		79,720	—	—	—	79,720

	~~W~~	196,235	(1,933)	—	(16)	194,286

Financial liabilities:
FVTPL	~~W~~	(302,593)	—	—	—	(302,593)

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	75,454	(75,454)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	77,797	(75,454)	2,343

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	82,987	(82,987)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	85,955	(82,987)	2,968

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 24 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

(*) As of March 31, 2023, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	100.0	Manufacturing non-memory and other electronic integrated circuits
Others(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Others are owned by Atlas Investment and another subsidiary of the Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Salaries	~~W~~	1,989	1,439
Defined benefit plan expense		530	313
Share option		539	67

	~~W~~	3,058	1,819

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)		For the three-month period ended March 31, 2023
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,460	134,275	130

Subsidiaries	SK Broadband Co., Ltd.(*3)		185,668	144,109	—
	PS&Marketing Corporation(*4)		1,884	315,372	—
	SK O&S Co., Ltd.		787	64,985	—
	SK Telink Co., Ltd.(*5)		30,281	4,050	—
	SERVICE ACE Co., Ltd.(*6)		7,146	32,731	—
	SERVICE TOP Co., Ltd.(*7)		4,958	33,808	—
	SK Communications Co., Ltd.		334	724	—
	Others		1,092	6,824	—

			232,150	602,603	—

Associates	F&U Credit information Co., Ltd.		190	10,245	—
	SK USA, Inc.		—	612	—
	Daehan Kanggun BcN Co., Ltd.		5,206	—	—

			5,396	10,857	—

Others	SK Innovation Co., Ltd.		4,613	3,441	—
	SK Networks Co., Ltd.		254	3,604	—
	SK Networks Service Co., Ltd.		128	10,106	—
	SK Energy Co., Ltd.		404	11	—
	Content Wavve Corp.		3,417	21,061	—
	Happy Narae Co., Ltd.		32	1,773	4,251
	SK Shieldus Co., Ltd.		12,444	27,792	33
	Eleven Street Co., Ltd.		1,580	6,730	—
	SK Planet Co., Ltd.		1,600	20,156	—
	SK hynix Inc.		11,911	35	—
	Tmap Mobility Co., Ltd.		3,515	348	—
	Dreamus Company		1,216	20,194	—
	One Store Co., Ltd.		4,260	—	—
	UbiNS Co., Ltd.		—	317	—
	Others		7,328	5,403	—

			52,702	120,971	4,284

		~~W~~	293,708	868,706	4,414

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~54,505 million of dividends declared to be paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income recognized.
(*4)	Operating expenses and others include ~~W~~175,439 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income recognized.
(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income recognized.
(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income recognized.

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2022
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	2,693	178,175	1,769

Subsidiaries	SK Broadband Co., Ltd.		27,881	140,409	—
	PS&Marketing Corporation(*3)		2,391	336,347	—
	SK O&S Co., Ltd.(*4)		3,847	57,920	1,275
	SK Telink Co., Ltd.(*5)		27,755	5,245	—
	SERVICE ACE Co., Ltd.(*6)		10,885	31,427	—
	SERVICE TOP Co., Ltd.(*7)		10,174	31,314	—
	SK Communications Co., Ltd.		355	558	293
	Broadband Nowon Co., Ltd.(*8)		13,721	—	—
	Others		918	6,965	—

			97,927	610,185	1,568

Associates	F&U Credit information Co., Ltd.		190	10,534	—
	SK USA, Inc.		—	1,009	—
	HanaCard Co., Ltd.		2,525	739	2
	Daehan Kanggun BcN Co., Ltd.		2,445	—	—

			5,160	12,282	2

Others	SK Innovation Co., Ltd.		1,695	3,473	—
	SK Networks Co., Ltd.		256	3,861	—
	SK Networks Service Co., Ltd.		196	10,249	—
	SK Energy Co., Ltd.		524	10	—
	Content Wavve Corp.		3	23,516	—
	Happy Narae Co., Ltd.		26	2,683	2,913
	SK Shieldus Co., Ltd.		4,693	24,284	1,519
	Eleven Street Co., Ltd.		1,502	6,014	—
	SK Planet Co., Ltd.		1,735	19,880	110
	SK hynix Inc.		8,289	39	—
	Dreamus Company		727	23,095	—
	One Store Co., Ltd.		4,012	—	—
	Tmap Mobility Co., Ltd.		2,398	1,249	—
	UbiNS Co., Ltd.		—	135	3,080
	Others		5,122	3,513	196

			31,178	122,001	7,818

		~~W~~	136,958	922,643	11,157

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~109,010 million of dividends declared to be paid by the Company.
(*3)	Operating expenses and others include ~~W~~184,648 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income recognized.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income recognized.
(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income recognized.
(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income recognized.
(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income recognized.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)		March 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,470	88,800

Subsidiaries	SK Broadband Co., Ltd.		—	185,739	222,387
	PS&Marketing Corporation		—	1,339	57,501
	SK O&S Co., Ltd.		—	49	34,258
	SK Telink Co., Ltd.		—	22,509	18,049
	SERVICE ACE Co., Ltd.		—	4,441	19,932
	SERVICE TOP Co., Ltd.		—	3,000	18,165
	SK Communications Co., Ltd.		—	2	7,560
	Others		—	783	22,602

			—	217,862	400,454

Associates	F&U Credit information Co., Ltd.		—	8	2,834
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	4,406	—

			22,147	5,315	2,834

Others	SK hynix Inc.		—	9,389	134
	SK Planet Co., Ltd.		—	6,062	5,594
	Eleven Street Co., Ltd.		—	461	7,804
	One Store Co., Ltd.		—	41	14,115
	SK Shieldus Co., Ltd.		—	11,696	17,701
	SK Innovation Co., Ltd.		—	10,803	29,974
	SK Networks Co., Ltd.		—	258	35,380
	SK Networks Services Co., Ltd.		—	—	5,611
	SK RENT A CAR Co., Ltd.		—	15	10,729
	Incross Co., Ltd.		—	1,914	1,653
	UbiNS Co., Ltd.		—	—	191
	Mintit Co., Ltd.		—	15,468	—
	Happy Narae Co., Ltd.		—	—	432
	Content Wavve Corp.		—	1,538	12
	Dreamus Company		—	70	2,839
	Others		—	5,235	3,881

			—	62,950	136,050

		~~W~~	22,147	287,597	628,138

(*1)	As of March 31, 2023, the Company recognized full loss allowance for the balance of accounts receivable – trade.
(*2)	As of March 31, 2023, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2023 and December 31, 2022 are as follows, Continued:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,247	78,030

Subsidiaries	SK Broadband Co., Ltd.		—	37,790	204,562
	PS&Marketing Corporation		—	1,393	64,880
	SK O&S Co., Ltd.		—	3	50,213
	SK Telink Co., Ltd.		—	17,921	18,684
	SERVICE ACE Co., Ltd.		—	379	26,720
	SERVICE TOP Co., Ltd.		—	2	26,536
	SK Communications Co., Ltd.		—	5	7,671
	Others		—	1,085	20,529

			—	58,578	419,795

Associates	F&U Credit information Co., Ltd.		—	5	4,775
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	SK USA, Inc.		—	—	1,519

			22,147	4,105	6,294

Others	SK hynix Inc.		—	13,705	311
	SK Planet Co., Ltd.		—	6,648	28,097
	Eleven Street Co., Ltd.		—	454	8,018
	One Store Co., Ltd.		—	1,648	13,823
	SK Shieldus Co., Ltd.		—	13,324	12,473
	SK Innovation Co., Ltd.		—	5,592	32,305
	SK Networks Co., Ltd.		—	426	36,903
	SK Networks Services Co., Ltd.		—	—	9,241
	SK RENT A CAR Co., Ltd.		—	89	9,920
	Incross Co., Ltd.		—	2,335	15,527
	UbiNS Co., Ltd.		—	—	12,008
	Mintit Co., Ltd.		—	34,853	—
	Happy Narae Co., Ltd.		—	—	30,467
	Content Wavve Corp.		—	349	19,239
	Dreamus Company		—	146	3,659
	Others		—	8,184	11,683

			—	87,753	243,674

		~~W~~	22,147	152,683	747,793

(*1)	As of December 31, 2022, the Company recognized loss allowance amounting to ~~W~~379 million on accounts receivable – trade.
(*2)	As of December 31, 2022, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021 date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	The details of additional investments and disposal in subsidiaries, associates and joint ventures for the three-month period ended March 31, 2023 are as presented in note 8.

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~315,276 million and ~~W~~357,467 million as of March 31, 2023 and December 31, 2022, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2023, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. Before March 31, 2025, the Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Gain on foreign currency translations	~~W~~	(526)	(284)
Interest income		(5,703)	(6,357)
Dividends		(183,184)	(37,227)
Gain relating to investments in subsidiaries, associates and joint ventures, net		—	(950)
Gain relating to financial instruments at FVTPL		(3,885)	—
Gain on disposal of property and equipment and intangible assets		(5,343)	(4,353)
Gain on sale of accounts receivable – other		—	(1,043)
Other income		(392)	(1,525)
Loss on foreign currency translations		270	169
Bad debt for accounts receivable – trade		6,920	5,894
Bad debt (reversal) for accounts receivable – other		1,337	(91)
Loss relating to financial instruments at FVTPL		1,942	7
Depreciation and amortization		705,016	713,322
Loss on disposal of property and equipment and intangible assets		512	1,729
Loss on sale of accounts receivable – other		24,078	2,837
Interest expense		80,662	63,515
Expense related to defined benefit plan		13,475	13,493
Bonus paid by treasury shares		20,080	23,666
Share option		803	74,729
Income tax expense		79,452	86,609
Other expenses		4,045	676

	~~W~~	739,559	934,816

60

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Accounts receivable – trade	~~W~~	13,307	(7,257)
Accounts receivable – other		22,804	(33,194)
Advanced payments		18,129	4,833
Prepaid expenses		5,887	(25,924)
Inventories		(7,054)	(17,149)
Long-term accounts receivable – other		15,717	5,675
Long-term prepaid expenses		—	11,083
Guarantee deposits		(7,817)	4,020
Contract assets		3,068	(1,032)
Accounts payable – other		(422,551)	31,573
Withholdings		145,981	116,973
Deposits received		4,865	662
Accrued expenses		(146,231)	(119,655)
Plan assets		8,027	12,805
Retirement benefit payment		(11,625)	(8,195)
Contract liabilities		(12,863)	(8,186)
Others		(1,582)	(1,286)

	~~W~~	(371,938)	(34,254)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2023		March 31, 2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(534,696)	(472,956)
Increase of right-of-use assets		62,155	151,518
Transfer from property and equipment to investment property		6,317	14,381

61

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2023 are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Total
Emissions rights allocated free of charge	1,033,764	1,033,764	1,033,764	3,101,292

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022(*)	Quantities allocated in the three-month period ended March 31, 2023	Total
Beginning	—	—	—	—
Allocation at no cost	1,033,764	1,033,764	1,033,764	3,101,292
Additional allocation	—	—	—	—
Other changes	(2,238)	(2,238)	(2,238)	(6,714)
Purchase	—	—	—	—
Surrender or shall be surrendered	(1,051,380)	(1,140,316)	(1,227,222)	(3,418,918)
Borrowed	19,854	108,790	195,696	324,340

Ending	—	—	—	—

(*)	Changes for the year ended December 31, 2022 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in May 2023.

(3)	As of March 31, 2023, the estimated annual greenhouse gas emissions quantities of the Company are 1,227,222 tCO2-eQ.

62

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2023 and 2022 (Unaudited)

33.	Subsequent Events

The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 20, 2023, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~181,327 million)
Dividend rate	1.72%
Record date	March 31, 2023
Date of distribution	May 10, 2023

63